Table of Contents

2	Financial Highlights

4	Letter to Our Shareholders

8	Letter from the Chief Financial Officer

9	Five Year Summary

10	Quarterly Performance/Common Share Market Information

12	Management’s Discussion and Analysis

51	Management’s Responsibility for Financial Statements

52	Management's Report on Internal Control Over Financial Reporting

53	Reports of Independent Registered Public Accounting Firm

56	Consolidated Statements of Financial Position

57	Consolidated Statements of Net Earnings and Comprehensive Income

58	Consolidated Statements of Changes in Shareholders’ Equity

59	Consolidated Statements of Cash Flows

60	Notes to the Consolidated Financial Statements

106	Directors and Officers

107	Corporate Information

Certain information in the accompanying “Letter to Our Shareholders” is forward-looking and is subject to important risks and uncertainties, which are described in the “Cautionary statement regarding forward-looking information” on page 12 of this Annual Report.

Financial Highlights

Unless otherwise noted, 2013 results reflect a 52-week period while 2012 results reflect a 53-week period.

(in CAD millions, except per share amounts)	Fiscal 2013	Fiscal 2012[1]
Total revenue	$3,991.8	$4,346.5
Same store sales (%)[2]	(2.7)%	(5.6)%
Adjusted EBITDA[2]	35.7	73.5
Net earnings	446.5	101.2

	As at February 1, 2014	As at February 2, 2013[1]
Cash and cash equivalents	$513.8	$238.5
Working capital	567.0	410.7
Inventories	774.6	851.4
Total assets	2,392.3	2,504.7
Total long-term obligations, including principal payments on long-term obligations due within one year	35.9	59.4
Shareholders’ equity	1,073.8	1,076.4

	As at February 1, 2014	As at February 2, 2013[1]
Per share of capital stock
Basic net earnings	$4.38	$0.99
Diluted net earnings	$4.38	$0.99
Shareholders’ equity	$10.54	$10.57

1	Adjusted to reflect the changes resulting from the retrospective application of the change in accounting policy related to the adoption of accounting standard “IFRS 11, Joint Arrangements”.
2
Same store sales and Adjusted EBITDA are operating performance and non-International Financial Reporting Standards (“IFRS”) measures, respectively. See Section 1e “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net Earnings to Adjusted EBITDA”.

•
Revenue was $3,991.8 million for the 52-week period ended February 1, 2014 (“Fiscal 2013”) compared to $4,346.5 million for the 53-week period ended February 2, 2013 (“Fiscal 2012”), a decrease of $354.7 million. The decrease was primarily attributable to sales declines in home furnishings, fitness, home décor, Craftsman®, Air, Water & Paint (“CAWP”) and electronics categories, partially offset by higher revenue from footwear, children’s wear and men’s wear. Other merchandise revenue decreased by $134.8 million, primarily due to the licensing arrangement with SHS Services Management Inc. A further decrease of $70.9 million was attributable to the closure of four Full-Line stores during Fiscal 2012. Revenue was also negatively impacted by approximately $48.2 million due to the loss of the 53rd week compared to Fiscal 2012.

•
Same store sales decreased 2.7% compared to Fiscal 2012. Same store sales is a measure of operating performance used by management, the retail industry and investors to compare store operations, excluding the impact of store openings and closures. See Section 1e “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net Earnings to Adjusted EBITDA.”

•
Gross margin rate was 36.2% for Fiscal 2013 compared to 36.7% in Fiscal 2012. The decrease in gross margin rate in Fiscal 2013 compared to Fiscal 2012 was due primarily to reduced margin in home furnishings, fitness, CAWP, electronics, and Major Appliances.

•
Fiscal 2013 Adjusted EBITDA was $35.7 million compared to $73.5 million for Fiscal 2012. Adjusted EBITDA is a non-IFRS measure. See Section 1e “Use of Non-IFRS Measures, Measures of Operating Performance and

Reconciliation of Net Earnings to Adjusted EBITDA” regarding the use of non-IFRS measures and an explanation of components of Adjusted EBITDA for respective periods.

•	Basic net earnings per common share was $4.38 in Fiscal 2013 compared to a basic net earnings per common share of $0.99 for Fiscal 2012.

•
Total cash and cash equivalents was $513.8 million as at February 1, 2014 compared to $238.5 million as at February 2, 2013. The increase of $275.3 million was primarily due to proceeds from lease terminations and lease amendments of $590.5 million and proceeds from the sale of interests in certain joint arrangements of $315.4 million in Fiscal 2013, partially offset by a $509.4 million dividend payment in Fiscal 2013, purchases of $70.8 million in property, plant and equipment and intangible assets, and settlement of long-term obligations of $30.1 million primarily associated with the divested interest in certain joint arrangements.

A Solid Foundation for a Stronger Future

Letter to Our Shareholders

A message from Douglas Campbell, President and Chief Executive Officer

Sears Canada is focused on re-establishing business fundamentals, creating a solid foundation on which we can grow and establish a strong future. While there were visible improvements to Sears over the past few years, the foundation to support and sustain many of these improvements was not sufficient. Consequently, we did not see the long-term results on which we were counting. To ensure that initiatives in the future can have long-term success, we are improving our planning process, investing in systems and standardizing store execution principles.

The pace at which the enterprise has been moving since late 2013 and early 2014 to improve our results has been accelerating significantly. The management team is reviewing all areas of the organization and implementing continuing improvement initiatives.

Going forward, we will create maximum value through the use of three levers: merchandising, operating efficiency and network optimization. All three levers were used in 2013 and will continue to be employed in 2014.

Merchandising

The Merchandising lever incorporates those elements which relate to our relationship with the Canadian consumer and the goods and services we offer them. Our focus is on this lever because it is the key to long term organic growth in revenue and gross margin.

While there are several initiatives underway that relate to the work we are doing within this lever, the key ones center on:

•	Sears Value Proposition

•	Product Development

•	Retail Fundamentals

•	Direct Business

Sears Value Proposition
Sears history began over 60 years ago serving suburban and rural working Canadian families with a value proposition based on quality merchandise for a reasonable price. Today, Canadians of all walks of life, income levels and communities come to Sears because the elements of our value proposition still resonate.

Providing products to our customers that represent great value is paramount to our success. Value is a word that is thrown around a lot in the retail industry and often undefined. For Sears, it is a balance of price, quality and service. Those three elements presented in the right balance through the products we offer and the services we provide differentiate Sears in the marketplace. Many retailers are moving their proposition further and further upscale becoming more “exclusive” in the customers they serve. For Sears, we are focusing our value proposition on being an “inclusive” retailer serving all Canadians who share our view of value as that right balance of price, quality and service.

Product Development
We are increasing the products we offer under “Canada’s Best”, a seal of approval that is assigned to carefully selected fashion and home products that meet the highest standards in quality, style and innovation, and which we offer at unexpectedly reasonable prices. Our Alpinetek women’s downfilled winter parka at $179.97, the Jessica women’s washable suit at $79.97 and the 75,000 BTU Kenmore gas grill at $499.97 are great examples of this program.

We continue to develop our private brands to resonate with the lifestyle of Canadians. Our Pure NRG Athletics women’s activewear brand introduced in January of 2014 is an example of capitalizing on the growth of yoga, activewear and casual sportswear. The success of this line after just a few weeks is encouraging. We also introduced a private brand of casual men’s sportswear in our Spring 2014 LOOK! report. The relaxed Logan Hill line of mix and match separates features cargo pants, chinos, shorts, sweaters, wovens, and knits from $12.97.

Programs like these resonate well with customers and helped us gain a positive same-store sales increase in our Apparel and Accessories business of 4.2 percent in 2013 vs. 2012.

National Brands with exclusivity also provide value to Sears customers. We introduced Carter’s and Osh Kosh children’s apparel during the year, and Penningtons plus-sized apparel for women. We also launched Just Keep Livin’ (JKL), the men’s apparel line inspired by actor Matthew McConaughey’s laid-back style. A portion of the proceeds of JKL support our long-time community partner, Boys and Girls Clubs of Canada. Brands like these help improve our apparel offering and complement the work we are doing with private brands.

We rebranded our Sears-O-Pedic mattress sets to Whole Home to broaden the scope of this home décor private brand. In addition, we continued to dominantly market Kenmore, Canada’s number one brand of major appliances.

As we move forward in 2014, we will continue to introduce products in either private brands or exclusives to bring differentiation and innovation to our customers.

Retail Fundamentals
By the end of 2013, we had refreshed or reset 58 of our full-line stores, with emphasis on merchandise presentation and standards. While we are pleased with how these stores look, we need to improve how we are executing on the fundamentals of the business.

It is futile to provide great shopping environments and not have what a customer wants when they want it. A great merchandise presentation isn’t going to help sales without core sizes and colours being available to the customer. Going forward, we plan to invest in replenishment systems and training that are going to keep us in stock while improving inventory turns.

We also need to improve the balance of inventory we devote to frequently sought-after essentials. As we develop our retail fundamentals, we are focusing on stock levels in core merchandise as a priority, before moving on to other items which sometimes come with more risk.

Related to this is the tailoring of our assortments. In many categories, we are over assorted. For example, a selection of 20-plus toasters only confuses customers rather than help them. Our approach is to reduce the breadth of our assortment and use those dollars to buy adequate depth of the best items.

Effective management of inventory principles is another important retail fundamental. Reducing aged inventory allows us to buy current season goods in substantial enough quantities to stay in stock. We were successful in reducing our year-end inventory in 2013 by $76.8 million versus the end of 2012. Taking advantage of the winter that lingered, our direction to stores was to clear out the remaining fall-winter inventory from store stockrooms and move everything to the floor priced to sell during January and February of 2014. Our intention going forward is to have inventory arrive in store and move directly to the selling floor where customers can see it. We need to flow the merchandise better on a consistent basis; this work represents a sizable amount of our effort in 2014 and we believe the payback will be significantly increased customer satisfaction and improved inventory turns.

Direct Business
As Canadians continue to embrace e-commerce, we are proactively managing a shift from catalogue to internet. In 2013, we experienced growth in internet that exceeded the catalogue decline. Our internet business and infrastructure to support it will be a focus of investment in 2014.

Operating Efficiency

Operating efficiency centers on prudent expense management and identifying inefficiencies within the business. In the immediate term, this is a priority for Sears because the initiatives we are undertaking are giving us time and capacity to establish the retail fundamentals that support our improved merchandising.

Three key components of the Operating Efficiency lever where we undertook substantial initiatives during 2013 are:

•	Expense Management

•	Outsourcing

•	Right-Sizing

Expense Management
When we remove the transformation expenses which are primarily related to severance, we reduced total operating expenses in 2013 by $98 million versus 2012. The reductions we implemented are the result of a stringent review of our business practices, and the identification of where we can be more cost efficient without affecting profitable revenue generation or customer service.

Outsourcing
Outsourcing is a practice we consider for non-core activities requiring significant investment when we can find a partner who can provide our customers with the level of service they would expect from Sears. For example, during 2013 we announced outsourcing for some of our customer call centre activities, some information technology, some finance, accounting and payroll, and some indirect procurement. To maintain these operations as part of Sears would have taken significant investments in technology and resources. Doing so would take away from the investment we want to make to support our core business, such as stores, marketing, replenishment system upgrades and other important information technology enhancements.

Right-Sizing
We also took the opportunity in 2013 to right-size the organization, including the restructure of certain businesses such as Repair Services and Parts and the de-layering of the management structure. We will continue to optimize the structure of the Company to more closely align to the size and needs of the current business.

Network Optimization

The Network Optimization lever is focused on maximizing the return the Company receives through its assets such as real estate and non-core businesses. In considering its real estate, the Company will evaluate opportunities that may become available to monetize assets when the market value of those assets exceeds the retailing value. Concurrently, the Company seeks creative ways to optimize and unlock the value of non-core assets in the network such as specialized businesses or non-retail related services.

Three key initiatives during 2013 which we announced were:

•	Store leases

•	Joint Arrangement

•	Burnaby Development

Store Leases
In 2013, in response to substantial offers from landlords, we terminated leases early on seven stores, with an option on an eighth, for total consideration of $591 million. While the stores involved were profitable, the value of the transaction far exceeded the EBITDA we could have realized in those stores even over a period of many years. While we have no plans to vacate additional stores, we continue to review our portfolio and may consider proposals that will substantially create value without affecting our presence as a major national retailer, or our focus on suburban, mid-market and rural locations.

Joint Arrangement
We sold a 50% joint arrangement interest for $315 million in eight properties that we owned. The properties involved are comprised of four regional shopping centres, two strip centres and two open-format retail centres. While some of these properties contain a Sears location, any Sears store currently situated on these properties will remain in operation and we expect no impact on customers or associates in these stores as a result of this transaction.

Burnaby Development
In association with Concord Pacific Group of Companies, we are pursuing the development of the Sears site located at one of Canada’s most important shopping centres, Metropolis at Metrotown in Burnaby, British Columbia. Sears submitted an application to the City of Burnaby regarding nine acres of the Company’s property on and adjacent to its store at that location. The vision of the redevelopment is a major urban-infill project consisting of seven residential and office high-rises along with ground-level retail. While it is still too early to tell if conditions will allow the project to proceed, it is important to note that the Company has the potential to use assets to earn potential income and continue to operate a store with access to a great number of new condo residents and workers who will occupy the buildings planned for this space.

A Solid Foundation for a Stronger Future

Establishing a solid foundation for a stronger future requires the commitment of everybody in the organization. I want to thank our associates, coast to coast, for their support and hard work as we plan for the future of Sears Canada. I am excited by the energy of our team and their desire to make the Company better. Together, we are taking steps today that will allow us to continue serving customers as a major national retailer in stores and through our Direct channel now and in the years ahead.

Sincerely,

Douglas Campbell,
President and Chief Executive Officer

Letter from the Chief Financial Officer

The year 2013 was one that had significant challenges while, at the same time, one that had significant opportunities. When I assumed the responsibilities of the Chief Financial Officer in March 2013, I did so because I recognized both aspects and was excited to work with the rest of the management team to deal with those challenges while also capitalizing on what I believed were significant opportunities.

The financial results for the year were disappointing. Adjusted EBITDA declined to $35.7 million in 2013 from $73.5 million in 2012. That translates to an EBITDA margin of only 0.9% of our total revenue. This measurement, which has decreased from 5.9% only three years ago, is an area of focus for us. Over the last several years, we have been faced with continuing sales declines while our cost structure had not changed to keep pace. In the latter half of 2013, we began to take actions to correct the cost structure to more appropriately match our revenue base and continue to operate the business effectively. We will continue to carefully scrutinize costs as we learn to work smarter and more efficiently.

The Company had the opportunity to capitalize on real estate valuations in Canada to realize cash proceeds of $906.4 million from the early termination of seven leases and the sale of certain interests in joint arrangements. The cash was received in 2013 and related pre-tax gains totaling $643.5 million were recognized in Net Earnings in our Consolidated Statements of Net Earnings and Comprehensive Income.

It was also a year of opportunity with respect to working capital management. We generated $73.3 million in cash from better use of working capital during 2013. This improvement was driven by lower inventory of $76.8 million. We will continue to focus on the returns that our inventory generates for us, with better efficiency anticipated by analyzing, at the SKU level, items that do not meet a threshold level of adjusted gross profit return on average inventory (AGPROI). Consequently, the elimination of these items should result in less inventory that has to be sold at clearance prices.

We also had an opportunity to return capital to shareholders in 2013. We believe that if we cannot re-invest capital in our business with an adequate expected return, then we should return capital to our shareholders. We have allocated adequate capital investment to support the business and, therefore, were able to return capital to our shareholders. In 2013, we declared a $5.00/share dividend and returned $509.4 million to our shareholders.

Our financial position as we ended 2013 was strong. We had $513.8 million of cash with no significant debt. In addition, we were undrawn on our credit facility at year-end. Based on our borrowing base and net of outstanding letters of credit of $24.0 million, we had availability under our senior secured revolving credit facility of approximately $374.0 bringing our total liquidity to $887.8 million.

I would like to acknowledge and recognize the efforts of associates throughout the Sears Canada organization over the past year. We have accomplished much, but much is still left to do in 2014 to meet the challenges we face and capitalize on the opportunities that exist.
E.J. Bird
Executive Vice-President and Chief Financial Officer

Five Year Summary	IFRS	IFRS	IFRS	IFRS	CGAAP	CGAAP
	Fiscal 2013[1]	Fiscal 2012[1,2]	Fiscal 2011[1]	Fiscal 2010[1]	Fiscal 2010[3]	Fiscal 2009[4]
Results for the year (in CAD millions)
Total revenue	$3,991.8	$4,346.5	$4,619.3	$4,938.5	$4,957.8	$5,200.6
Depreciation and amortization	111.4	126.5	114.9	123.6	104.6	117.4
Earnings (Loss) before income taxes	490.0	114.2	(56.9)	187.1	219.8	347.6
Income tax (expense) recovery	(43.5)	(13.0)	6.6	(62.1)	(70.0)	(112.9)
Net earnings (loss)	446.5	101.2	(50.3)	125.0	149.8	234.7
Dividends declared	509.4	101.9	—	753.4	753.4	—
Capital expenditures[5]	70.8	101.6	84.3	60.0	62.4	65.7
Year end position (in CAD millions)
Accounts receivable, net	$83.3	$77.7	$116.2	$144.0	$143.2	$131.1
Inventories	774.6	851.4	823.9	953.2	953.2	852.3
Property, plant and equipment	785.5	1,118.5	872.0	900.7	577.4	620.2
Total assets	2,392.3	2,504.7	2,730.7	2,907.5	2,509.8	3,404.8
Working capital	567.0	410.7	471.0	536.9	610.6	1,114.7
Total long-term obligations, including principal payments on long-term obligations due within one year	35.9	59.4	122.7	129.1	136.1	350.7
Shareholders’ equity	1,073.8	1,076.4	1,092.0	1,260.4	1,000.5	1,657.5
Per share of capital stock
Basic net earnings (loss)	$4.38	$0.99	$(0.48)	$1.16	$1.40	$2.18
Dividends declared	5.00	1.00	—	7.00	7.00	—
Shareholders’ equity	10.54	10.57	10.63	11.96	9.32	15.40
Financial ratios
Return on average shareholders equity (%)[6]	41.5	9.3	(4.3)	7.7	11.3	14.9
Current ratio	1.7	1.5	1.5	1.5	1.6	1.8
Return on total revenues (%)	11.2	2.3	(1.1)	2.5	3.0	4.5
Debt/equity ratio (%)	3.3	5.5	11.2	10.2	13.6	21.2
Pre-tax margin (%)	12.3	2.6	(1.2)	3.8	4.4	6.7
Breakdown of the Company’s locations
Full-line Department stores	118	118	122	122	122	122
Sears Home stores	48	48	48	48	48	48
Outlet stores	11	11	11	11	11	12
Specialty type: Appliances and Mattresses	4	4	4	4	4	4
Hometown Dealer stores	234	261	285	268	268	186
Sears Home Services Showrooms	8	9	13	13	13	13
Corbeil	34	33	30	30	30	30
Logistics centres	6	6	6	6	6	6
Sears Floor Covering Centres	—	—	17	20	20	22
Cantrex	—	—	799	768	768	793
Travel offices	97	101	108	108	108	108
Catalogue merchandise pick-up locations	1,446	1,512	1,734	1,822	1,822	1,853

1 The 2013 fiscal year (“Fiscal 2013”), 2012 fiscal year (“Fiscal 2012”), 2011 fiscal year(“Fiscal 2011”) and 2010 fiscal year (“Fiscal 2010”) refers to the 52-week period ended February 1, 2014, the 53-week period ended February 2, 2013, the 52-week period ended January 28, 2012, and the 52-week period ended January 29, 2011, respectively, reported under International Financial Reporting Standards (“IFRS”).

2 Adjusted to reflect the changes resulting from the retrospective application of the change in accounting policy related to the adoption of accounting standard “IFRS 11, Joint Arrangements”.
3 The 2010 fiscal year (“Fiscal 2010”) represents the 52-week period ended January 29, 2011, reported under Canadian Generally Accepted Accounting Principles (“CGAAP”).
4 The 2009 fiscal year (“Fiscal 2009”) represents the 52-week period ended January 30, 2010, reported under CGAAP.
5 Capital expenditures represents purchases for which payment has been made by the end of the fiscal year.
6 The return on average shareholders’ equity (%) for IFRS Fiscal 2010 was calculated taking net earnings for Fiscal 2010, divided by the average of shareholders’ equity for the period ended January 29, 2011 ($1,260.4 million) and the opening Consolidated Statement of Financial Position as at January 31, 2010 ($2,004.4 million) reported under IFRS.

Quarterly Performance

The Company’s operations are seasonal in nature. Accordingly, merchandise and service revenue, as well as performance payments received from JPMorgan Chase Bank, N.A. (Toronto Branch), referred to as commission revenue, will vary by quarter based upon consumer spending behaviour. Historically, the Company’s revenue and earnings are higher in the fourth quarter than in any of the other three quarters due to the holiday season. The Company is able to adjust certain variable costs in response to seasonal revenue patterns; however, costs such as occupancy are fixed, causing the Company to report a disproportionate level of earnings in the fourth quarter. Other factors that affect the Company’s sales and financial performance include actions by its competitors, timing of its promotional events, and changes in population and other demographics. Accordingly, the Company’s results for any one fiscal quarter are not necessarily indicative of the results to be expected for any other quarter, or the full year, and comparable store sales for any particular period may increase or decrease.

The table below outlines select financial data for the eight most recently completed quarters. The quarterly results are unaudited and have been prepared under IFRS.

	Fourth Quarter		Third Quarter		Second Quarter		First Quarter
(in CAD millions, except per share amounts)	2013	2012[1]	2013	2012[1]	2013	2012[1]	2013	2012[1]
Total revenue	$1,182.3	$1,307.2	$982.3	$1,049.4	$960.1	$1,061.9	$867.1	$928.0
Net earnings (loss)	$373.7	$39.9	$(48.8)	$(21.9)	$152.8	$(9.8)	$(31.2)	$93.1
Basic net earnings (loss) per share	$3.67	$0.39	$(0.48)	$(0.22)	$1.50	$(0.10)	$(0.31)	$0.91
Diluted net earnings (loss) per share	$3.67	$0.39	$(0.48)	$(0.22)	$1.50	$(0.10)	$(0.31)	$0.91

1	Adjusted to reflect the changes resulting from the retrospective application of the change in accounting policy related to the adoption of accounting standard “IFRS 11, Joint Arrangements”.

Common Share Market Information

The table below provides prices for the Company’s common shares traded on the Toronto Stock Exchange (symbol: SCC).

	Fourth Quarter		Third Quarter		Second Quarter		First Quarter
	2013[1]	2012[1]	2013	2012	2013	2012	2013	2012
High	$19.20	$12.98	$14.50	$11.79	$13.25	$13.73	$9.94	$14.24
Low	$12.07	$9.50	$11.70	$10.10	$8.96	$9.76	$8.85	$11.60
Close	$13.00	$9.50	$14.41	$10.69	$12.92	$10.16	$9.46	$13.50
Average daily trading volume	86,585	122,655	25,813	23,487	146,327	16,694	34,326	7,784

1	During Q4 2013 and Q4 2012, the Company distributed an extraordinary cash dividend to holders of common shares, of $5.00 per share and $1.00 per share, respectively.

Management’s Discussion and Analysis

Table of Contents

1. Company Performance

2. Segment Performance

3. Consolidated Financial Position, Liquidity and Capital Resources

4. Financial Instruments

5. Funding Costs

6. Related Party Transactions

7. Shareholders’ Equity

8. Stock-Based Compensation

9. Accounting Policies and Estimates

10. Disclosure Controls and Procedures

11. Risks and Uncertainties

Management’s Discussion and Analysis

“Sears”, “Sears Canada”, “we”, “us”, “our” or “the Company” refers to Sears Canada Inc. and its subsidiaries, together with its investments in real estate joint arrangements.

Management’s Discussion and Analysis (“MD&A”) contains commentary from the Company’s management regarding strategy, operating results and financial position. Management is responsible for its accuracy, integrity and objectivity, and develops, maintains and supports the necessary systems and controls to provide reasonable assurance as to the accuracy of the comments contained herein.

This MD&A should be read in conjunction with the Consolidated Financial Statements and Notes to the Consolidated Financial Statements for the 52-week period ended February 1, 2014 (“Fiscal 2013” or “2013”). The 2012 fiscal year refers to the 53-week period ended February 2, 2013 (“Fiscal 2012” or “2012”). The fourth quarter unaudited results for Fiscal 2013 and Fiscal 2012 reflect the 13-week period ended February 1, 2014 (“Q4 2013”) and the 14-week period ended February 2, 2013 (“Q4 2012”), respectively. The 2011 fiscal year refers to the 52-week period ended January 28, 2012 (“Fiscal 2011” or “2011”). The 2014 fiscal year refers to the 52-week period ending January 31, 2015 (“Fiscal 2014” or “2014”). The 2015 fiscal year refers to the 52-week period ending January 30, 2016 (“Fiscal 2015” or “2015”).

This MD&A is current as of March 13, 2014 unless otherwise stated.

Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”) dated March 13, 2014 and the Management Proxy Circular dated March 13, 2014, can be obtained by contacting the Company at 416-941-4428. The 2013 Annual Report, together with the AIF and Management Proxy Circular, have been filed electronically with securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed on the SEDAR website at www.sedar.com and on the U.S. Securities Exchange Commission (“SEC”) website at www.sec.gov.

Unless otherwise indicated, all amounts are expressed in Canadian dollars.

Cautionary Statement Regarding Forward-Looking Information

Certain information in the Annual Report and in this MD&A is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s future financial performance, business strategy, plans, expectations, goals and objectives, and includes statements concerning possible or assumed future results set out under Section 1 “Company Performance”, Section 3 “Consolidated Financial Position, Liquidity and Capital Resources”, Section 4 “Financial Instruments”, Section 7 “Shareholders’ Equity”, Section 9 “Accounting Policies and Estimates” and Section 11 “Risks and Uncertainties”. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the estimates reflected in such forward-looking information are reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information, and undue reliance should not be placed on such information.

Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the ability of the Company to successfully implement its strategic initiatives; productivity improvement and cost reduction initiatives and whether such initiatives will yield the expected benefits; the results achieved pursuant to the Company’s long-term credit card marketing and servicing alliance with JPMorgan Chase Bank, N.A. (Toronto Branch), (“JPMorgan Chase”); general economic conditions; competitive conditions in the businesses in which the Company participates; changes in consumer spending; seasonal weather patterns; weaker business performance in the subsequent quarter; customer preference toward product offerings; ability to retain senior management and key personnel; ability of the Company to successfully manage its inventory levels; disruptions to the Company’s computer systems; economic, social, and political instability in jurisdictions where suppliers are located; the Company’s reliance on third parties in outsourcing arrangements; structural integrity and fire safety of foreign factories; increased shipping costs, potential transportation delays and interruptions; damage to the reputations of the brands the Company sells; changes in the Company’s relationship with its suppliers; the outcome of product liability claims; any significant security compromise or breach of the Company’s customer, associate or Company information; the credit worthiness and financial stability of tenants, partners and co-arrangers, with respect to the Company’s real estate joint arrangements; the credit worthiness and financial stability of the Company’s licensees and business partners; possible changes in the Company’s ownership by Sears Holdings Corporation (“Sears Holdings”) and other significant shareholders; possible limits on our access to capital markets and other financing sources; interest rate fluctuations and other changes in funding costs and investment income; fluctuations in foreign currency exchange rates; the possibility of negative investment returns in the Company’s pension plan or an increase to the defined benefit obligation; the impairment of goodwill and other assets; new accounting pronouncements, or changes to existing pronouncements, that impact the methods we use to report our financial position and results from operations; uncertainties associated with critical accounting assumptions and estimates; the outcome of pending legal proceedings; compliance costs associated with environmental laws and regulations; maintaining adequate insurance coverage; the possible future termination of certain intellectual property rights associated with the “Sears” name and brand names if Sears Holdings reduces its interest in the Company to less than 25%; and changes in laws, rules and regulations applicable to the Company. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward-looking information, may be found in this MD&A and in the Company’s 2013 Annual Report under Section 11 “Risks and Uncertainties” and elsewhere in the Company’s filings with securities regulators. The forward-looking information in the Annual Report and in this MD&A are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations as well as our objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

1. Company Performance
a. Business Segments
Sears classifies its operations in two reportable business segments: merchandising and real estate joint arrangements.

Merchandising Operations
The Company’s merchandising segment includes the sale of goods and services through the Company’s Retail channels, which includes its Full-Line, Sears Home, Hometown Dealer, Outlet, Appliances and Mattresses, Corbeil Electrique Inc. (“Corbeil”) stores and its Direct (catalogue/internet) channel. It also includes service revenue related primarily to product repair. Commission revenue includes travel, home improvement services, insurance and performance payments received from JPMorgan Chase under the Company’s long-term credit card marketing and servicing alliance with JPMorgan Chase. The Company has a multi-year licensing arrangement with TravelBrands Inc. (“TravelBrands”), (formerly known as Thomas Cook Canada Inc.), under which TravelBrands manages the day-to-day operations of all Sears Travel offices and provides commissions to the Company. The Company also entered into a multi-year licensing arrangement with SHS Services Management Inc. (“SHS”), under which SHS oversaw the day-to-day operations of all Sears Home Installed Products and Services business (“HIPS”). Licensee fee revenues are comprised of payments received from licensees, including TravelBrands and SHS, that operate within the Company’s stores.

Retail Channel

Full-Line Department stores – Sears Full-Line Department stores are located primarily in suburban enclosed shopping centres. The major merchandise categories include the following:

Apparel & Accessories - women’s, men’s and children’s apparel, nursery products, cosmetics, jewellery, footwear and accessories.

Home & Hardlines - home furnishings and mattresses, home décor, lawn and garden, hardware, electronics and leisure, and seasonal products.

Major Appliances - refrigeration, laundry, ranges, floorcare and sewing.

Although merchandise varies by store, the merchandise sales mix between the three major categories are approximately 60% Apparel & Accessories, 20% Home & Hardlines and 20% Major Appliances.

Full-Line Department stores include a Sears catalogue merchandise pick-up location. Sears Travel offices and licensed businesses, such as optical centres and portrait studios, are also located in many of the Company’s Full-Line Department stores.

Sears Home stores – Sears Home stores are typically located in power centres and present an extensive selection of furniture, mattresses and box-springs, and major appliances, as well as a limited selection of electronics. The majority of these stores range in size from 35,000 to 60,000 square feet.

Hometown Dealer stores – Sears Hometown Dealer locations are primarily independently operated and offer major appliances, furniture, mattresses and box-springs, electronics, outdoor power equipment as well as a catalogue merchandise pick-up location. Most Hometown Dealer stores are located in markets that lack the population to support a Full-Line department store.

Outlet stores – Sears Outlet stores offer clearance merchandise, particularly from the Company’s Full-Line Department stores and Direct channel, as well as surplus big-ticket items from all channels.

Appliances and Mattresses stores – The Sears Appliances and Mattresses stores are part of the Company’s strategy to bring its product categories to a growing number of customers who shop in conveniently located power centres. These stores are smaller in size (approximately 10,000 to 15,000 square feet) and feature a wide selection of major appliances, and mattresses and box-springs, and include Sears private labels and a variety of national brands.

Corbeil – Corbeil is a chain of major appliance specialty stores located throughout Québec, the Greater Toronto Area and Eastern Ontario. There are 34 stores in the chain, 16 of which are franchised. The chain also includes one liquidation centre and one distribution centre in Montreal. Stores average approximately 6,500 square feet in size.

Sears Travel – Sears Travel service operates within 97 Sears locations across Canada, an online travel service at www.searstravel.ca and 1-866-FLY-SEARS, which connects customers to the nearest geographical branch. From January 30, 2011, TravelBrands commenced management of the day-to-day operations of all Sears Travel offices and the Sears Travel website.

Sears Home Services
In 2012, Sears combined HIPS, and Repair Services and Parts, under the brand name Sears Home Services. In March 2013, the HIPS business was licensed to SHS, an independent third party, which continued to operate under the Sears Home Services brand. In December 2013, SHS entered receivership and all offers of services provided by SHS ceased. In January 2014, pursuant to an order of the Ontario Superior Court of Justice (Commercial List), PricewaterhouseCoopers Inc. was appointed receiver, without security, of all of the assets, undertakings and property of SHS. Sears Home Services no longer offers HIPS services. Repair Services and Parts, carpet and upholstery cleaning services, and installation and assembly of products purchased at Sears stores continue to be offered by Sears under the Sears Home Services brand. Refer to Note 14 “Financial instruments” of the Notes to the Consolidated Financial Statements for Fiscal 2013 for additional information.

Direct Channel
The Company’s Direct channel is comprised of its catalogue business, which is Canada’s largest general merchandise catalogue business, and Sears.ca, one of Canada’s leading online shopping destinations with over 89 million visits in Fiscal 2013. With two distribution centres exclusively dedicated to servicing the Direct channel and 1,446 catalogue merchandise pick-up locations nationwide, Sears can deliver orders in most areas of the country. Orders can be placed by telephone at 1-800-26-SEARS, by mail, by fax, online at Sears.ca or in person through Sears stores and catalogue agents. At the end of Fiscal 2013, 1,279 of the total 1,446 catalogue merchandise pick-up locations were independently operated under local ownership, with the remaining 167 units located within Sears locations.

Catalogue – In Fiscal 2013, 16 different catalogues were distributed throughout Canada. In addition, during Fiscal 2013, Sears distributed 11 Specialogues designed to offer more seasonally relevant merchandise to specific customers.

Sears.ca – The Company’s website, Sears.ca, enables the Company to provide new merchandise offers directly to web customers and highlights the Company’s extensive general merchandise selection. In Fiscal 2013, the Company continued to invest in its online capabilities to improve the user experience, and engage new customers and demographics. Sears is committed to maintaining its reputation as a trusted Canadian retailer by focusing on customer privacy, security, and satisfaction when shopping on Sears.ca.

Logistics
National Logistics Centre (“NLC”) – Sears operates six logistics centres strategically located across the country. The logistics centres are comprised of seven owned and three leased warehouse facilities which serve all channels of the business. The total floor area of these logistics centres was 6.5 million square feet at the end of Fiscal 2013, of which 5.6 million square feet is devoted to warehouse and logistics operations. The remainder of the space is utilized for other Sears operations, including call centre services. The Regina, Saskatchewan, logistics centre will be closed in Fiscal 2014 and will be replaced by a new logistics centre located in Calgary, Alberta. See Note 29 “Assets classified as held for sale” of the Notes to the Consolidated Financial Statements for Fiscal 2013 for additional information.
S.L.H. Transport Inc. (“SLH”) – The Company’s wholly-owned subsidiary, SLH, transports merchandise to stores, catalogue merchandise pick-up locations, and directly to customers. SLH is responsible for providing logistics services for the Company’s merchandising operations by operating a fleet of tractors and trailers to provide carrier services for Sears and contract carrier services to commercial customers who are unrelated to Sears. The arrangements with third parties increase SLH’s fleet utilization and improve the efficiency of its operations. SLH has developed a nationwide distribution network to provide better and more consistent service to its customers.
As at the end of Fiscal 2013, Fiscal 2012, and Fiscal 2011, the Company’s locations were distributed across the country as follows:

						As at	As at	As at
						February 1, 2014	February 2, 2013	January 28, 2012
	Atlantic	Québec	Ontario	Prairies	Pacific	Total	Total	Total
Full-Line Department	12	27	45	20	14	118	118	122
Sears Home stores	2	12	19	10	5	48	48	48
Outlet stores	1	1	6	1	2	11	11	11
Specialty type: Appliances and Mattresses stores	—	—	3	1	—	4	4	4
Corporate stores	15	40	73	32	21	181	181	185
Hometown Dealer stores	47	26	51	65	45	234	261	285
Sears Home Services Showrooms	—	2	3	1	2	8	9	13
Corbeil Franchise stores	—	14	2	—	—	16	17	19
Corbeil Corporate stores	—	12	6	—	—	18	16	11
Corbeil	—	26	8	—	—	34	33	30
NLCs	—	1	2	2	1	6	6	6
Sears Floor Covering Centres	—	—	—	—	—	—	—	17
Cantrex	—	—	—	—	—	—	—	799
Travel offices	7	21	38	17	14	97	101	108
Catalogue merchandise pick-up locations	206	333	406	362	139	1,446	1,512	1,734

In Fiscal 2013, the Company closed 28 Hometown Dealer stores, four Travel offices, and 66 Catalogue merchandise pick-up locations. The Company also opened a Hometown Dealer store. Five Full-Line stores will be closed during the first quarter of 2014 and an additional two Full-Line stores will be closed during the first quarter of 2015. Refer to Note 28 “Gain on lease terminations and lease amendments” of the Notes to the Consolidated Financial Statements for Fiscal 2013 for additional information.
In Fiscal 2012, the Company closed four Full-Line stores as a result of the lease terminations and lease amendments that occurred during the year. The Company also closed 222 Catalogue merchandise pick-up locations, 24 Hometown Dealer stores and 17 Floor Covering Centres. During the second quarter of 2012, Cantrex Group Inc. (“Cantrex”) was sold. Refer to Note 30 “Sale of Cantrex Group Inc.” of the Notes to the Consolidated Financial Statements for Fiscal 2013 for additional information.
In Fiscal 2011, the Company opened 20 Hometown Dealer stores and 3 Catalogue merchandise pick-up locations. The Company also closed three Hometown Dealer stores, three Floor Covering Centres and 91 Catalogue merchandise pick-up locations.

As of the end of Fiscal 2013, the number of selling units leased and owned by the Company was as follows:

	Leased	Owned	Total
Full-Line Department[1]	104	14	118
Sears Home stores	46	2	48
Outlet stores	11	—	11
Specialty type: Appliances and Mattresses stores	4	—	4
Hometown Dealer stores[2]	13	—	13
Corbeil[2]	30	—	30
Total[3]	208	16	224

1	Full-Line Department stores include Sears stores that are part of the joint arrangements with Ivanhoé Cambridge Properties.
2	Only Hometown Dealer and Corbeil stores that are not independently owned and operated are included.
3	Sears Home Services Showrooms, Travel offices and Catalogue merchandise pick-up locations are located in other Sears stores or local businesses, and therefore not included.

As at the end of Fiscal 2013, Fiscal 2012, and Fiscal 2011, the gross square footage for corporate store locations and NLCs was as follows:

(square feet, millions)	As at February 1, 2014	As at February 2, 2013	As at January 28, 2012
Full-Line Department stores	15.2	15.2	16.5
Sears Home stores	2.1	2.1	2.1
Outlet stores	0.8	0.8	0.8
Appliances and Mattresses stores	0.1	0.1	0.1
Corbeil	0.1	0.1	0.1
NLCs	6.5	6.5	6.5
Total	24.8	24.8	26.1

Gross square footage for corporate store locations as at February 1, 2014 remained the same as compared to February 2, 2013. As of March 1, 2014, the gross square footage for Full-Line Department stores decreased to 14.5 million square feet due to three Full-Line store closures as a result of lease terminations and lease amendments during Fiscal 2013 as described in Note 28 “Gain on lease terminations and lease amendments” of the Notes to the Consolidated Financial Statements for Fiscal 2013.

Gross square footage for corporate store locations as at February 2, 2013 decreased compared to January 28, 2012 due to four Full-Line store closures as a result of lease terminations and lease amendments during Fiscal 2012.

Real Estate Joint Arrangements
Sears has joint arrangement interests in three shopping centres across Canada and records these interests in the Company’s financial statements. Joint arrangement interests in the shopping centres range from 15% to 20%, and are co-owned with Ivanhoé Cambridge Properties (“Ivanhoé”). Sears is not involved in the day-to-day management of the shopping centres, but the major decisions regarding these joint arrangements requires the unanimous consent of Ivanhoé and the Company.

The primary objective of the Company’s real estate joint arrangements is to maximize the returns on its investment in shopping centre real estate. Sears reviews the performance of these joint arrangements on a regular basis. Shopping centres are considered non-core assets.

The Company’s shopping centre joint arrangements are in partnership with Ivanhoé. The jointly controlled entities and the Company’s ownership interest in each as at February 1, 2014 are listed below:

Entity Name	Properties	Joint Arrangement Partner	Ownership Interest
Kildonan Place	Kildonan Place	Ivanhoé Cambridge	20%
Regionaux (Les Rivières Shopping Centre)	Les Rivières Shopping Centre	Ivanhoé Cambridge	15%
Regionaux (Les Galeries de Hull)	Les Galeries de Hull	Ivanhoé Cambridge	15%
During the fourth quarter of 2013, the Company sold its interest in the properties co-owned with The Westcliff Group of Companies (“Westcliff”) for total proceeds of $315.4 million, recognizing a pre-tax gain of $66.3 million on the sale. During the fourth quarter of 2012, the Company sold its share of assets in Medicine Hat for net proceeds of $38.3 million, recognizing a pre-tax gain of $8.6 million on the sale.

b. Core Capabilities
The Company’s key resources and capabilities include its associates, brand equity, specialized services, national presence and logistics. The Company’s ability to raise funds and working capital to support its operations is also a key capability and is discussed further in Section 3 “Consolidated Financial Position, Liquidity and Capital Resources” of this MD&A.

Associates

•	Sears associates are a critical asset to the Company. Sears works to inspire its associates to be committed to building lifelong customer relationships built on trust;
Brand equity

•
The Company works closely with its suppliers in product development, design and quality standards. Many lines of merchandise are manufactured with features exclusive to Sears and are sold under the Company’s private label brands, such as Jessica®, Nevada®, Attitude®, Whole Home®, Kenmore® and Craftsman®. The Company believes that its private label and national brands have significant recognition and value with customers;

Specialized services

•
Apart from retail merchandise, the Company also offers a wide range of specialized services to attract a broad customer base. These services include product repair, parts provision, portrait studios, optical services, travel, floral delivery, wireless and long distance plans, insurance and deferred financing;

National Presence

•
The Company’s expansive physical and online presence puts it in proximity to customers all across Canada. Sears operates 118 Full-Line Department stores, 331 specialty stores (including 48 Sears Home stores, 11 Outlet stores, 4 Appliances and Mattresses stores, 234 Hometown Dealer stores primarily operated under independent local ownership and 34 Corbeil stores), 97 Sears Travel offices and over 1,400 merchandise pick-up locations for orders placed through the catalogue or online at www.sears.ca; and

Logistics

•
The ability to move merchandise efficiently to stores, merchandise pick-up locations, or directly to customers, is one of the Company’s key capabilities. The Company’s wholly-owned subsidiary, SLH, is responsible for providing transportation services for the Company’s merchandising operations and has arrangements with third parties to increase SLH’s revenue and fleet utilization, and improve its operating effectiveness. The Company conducts operations in six NLCs located in Vancouver, Calgary, Regina, Vaughan, Belleville and Montreal.

c. Strategic Initiatives
During Fiscal 2013, Sears Canada undertook a number of strategic initiatives to continue improving the performance of the Company. These initiatives are designed to allow the Company to continue serving customers as a national retailer in stores and through its Direct channel.
The overarching goal of the Company is to maximize total value by using three value levers as follows:

1.
Merchandising Value: Establishing a focus on the Sears value proposition that provides customers with a balance of quality, price, and service. The Company’s buying and marketing strategies are designed to deliver the value proposition consistently across all products, stores and formats.

2.
Operating Efficiency Value: Managing expenses prudently and identifying inefficiencies within the business. The Company has undertaken right-sizing and outsourcing initiatives and will modify business models when appropriate to ensure the size of the Company is aligned to the current volume of business.

3.
Network Optimization Value: Maximizing return on assets such as real estate and non-core businesses. The Company will evaluate opportunities to monetize non-core assets when the market value of those assets exceeds the retailing value, while seeking ways to optimize and unlock the value of the network.

During Fiscal 2013, the Company undertook the following key initiatives to maximize total value and improve the performance of its operations.
Merchandising Value

•
Building on the launch of two refreshed Sears Home stores in Ancaster and Whitby, Ontario in July 2013, Sears opened a redesigned Sears Home store in Burlington, Ontario in November 2013. The new store format offers Canada’s largest selection of customizable furniture and new brand offerings that help customers give their homes a unique and personal touch. Major appliances are offered via appliance specialist Corbeil, and are presented as a Corbeil ‘store-within-a-store’ in each location. It also features a number of self-contained boutique rooms that bring the product to life and allows customers to see an entire collection or look displayed together;

•
Introduced the Carter’s® family of baby and children’s wear brands to Sears. The well-loved Carter’s® and OshKosh B’gosh® labels feature thoughtful design details and quality craftsmanship, and make a great addition to “The Baby’s Room,” the nursery and infant accessories department at Sears. The launch was celebrated at the Toronto Eaton Centre on Ontario’s Family Day, February 18, 2013, with an event in The Baby’s Room, where families could enjoy kid-friendly refreshments and entertainment while they shopped for all things kids and baby;

•
Created additional “hero” categories with footwear, dresses, suits and home décor to drive consumers’ consideration of Sears when purchasing these products. In the first quarter of Fiscal 2013, Sears launched a footwear digest; introduced Canada’s Best Dress shirt in the Men’s Suit Shop; and launched a new Whole Home® Serveware line;

•	Introduced private label Nevada® apparel in Fall 2013, designed by the Buffalo Group, and introduced a relationship with international supermodel and actress Bar Refaeli, to be the face of Nevada®;

•
Following Sears successful Black Friday promotion that coincided with Canadian Thanksgiving in October, the first of its kind in Canada, the Company celebrated its annual November Black Friday sale in stores and online at www.sears.ca. This promotion helped kick off the final month of the Holiday shopping season. It ran from Thursday, November 28 to Monday, December 2. Sears offered hundreds of items at specially marked prices backed by a price match guarantee; and

•
Introduced Penningtons plus-size apparel to Catalogue, online and in five retail stores. Four two-page ads featured styles for the upcoming season and provided Catalogue customers with access to this popular and fashionable brand.

Operating Efficiency Value

•
Announced the future opening of a new state-of-the-art distribution centre located in Calgary, Alberta to handle small ticket customer orders placed through the Company’s Direct channel destined for homes in Western Canada, as part of the Company’s initiative to improve customer service. The new facility is expected to allow for faster processing and fulfillment of orders, and cut down on shipping times for most orders. To accommodate this new facility, Sears announced that it would close an NLC located in Regina, Saskatchewan;

•
Modified our store structure to improve efficiency and increase the effectiveness of the chain of communication between management and the store associate teams within the stores, primarily by eliminating a mid-tier level of leads within the Company’s Full-Line stores. This move is expected to help reduce inefficiencies and result in better store execution and consistency of merchandise presentation and standards;

•
Entered into an agreement with third party vendor IBM Canada Limited (“IBM”) to outsource certain work currently being performed at three internal Sears Customer Contact Centres. The move to IBM is expected to enable Sears to realize capability upgrades which are expected to result in better processes, controls and tracking, and an overall improvement in the customer experience. The transfer of responsibility, which is designed to be seamless to customers, will take place over a nine month period ending in September 2014;

•
Entered into agreements with third party suppliers to outsource certain work currently performed by internal Sears resources in four areas: the Application Development and Application Management function in the Information Technology (“IT”) group, Indirect Procurement, Finance and Accounting, and Payroll. The third party suppliers, IBM for IT and Indirect Procurement, and Wipro Limited (“Wipro”) for Finance and Accounting and Payroll, will provide an overall improvement in efficiency, allowing Sears to focus more on its core retailing business;

•
Implemented a number of significant changes to the Repair Services and Parts businesses designed to improve efficiency, profitability and overall customer experience. In Repair Services, the Company will shift to using Sears-authorized contracted technicians in mid-markets, while major markets will continue to be primarily serviced by a streamlined team of Sears technicians. In the Parts division, 16 existing stand-alone Parts processing locations and a central processing centre in Belleville, Ontario will be consolidated into three major fulfillment centres located in Calgary, Toronto and Montreal. Where a Parts processing location is closed outside of these three cities, a Parts counter will open in a nearby Sears location; and

•
Announced that in connection with these initiatives, Sears has reduced staffing levels in its head office and logistics team, to align the Company’s support structure with the size and volume of the organization as well as take advantage of improved internal processes that have been recently implemented to improve efficiency.

Network Optimization Value

•
Entered into a binding agreement with Concord Pacific Group of Companies (“Concord”) to pursue the development of the Sears site located at the Metropolis at Metrotown in Burnaby, British Columbia (the “Project”). On June 7, 2013, Sears confirmed that it had submitted an application to the City of Burnaby regarding a proposed comprehensive mixed-use project including a new Sears store located on nine acres of the Company’s property and adjacent to its store at that location. The arrangement contemplates the sale of a 50% interest in the site for a value of approximately $140.0 million, subject to adjustments, and the retention of Concord on customary terms to manage most facets of the development. The estimated cost, funded by Concord, to fully develop and build the Project as contemplated is currently in excess of $1.0 billion;

•
Announced and closed a transaction with Montez Income Properties Corporation to sell the Company’s 50% joint arrangement interest in eight properties Sears co-owned with Westcliff. The agreement covered four regional shopping centres, two strip centres and two open-format retail centres. Total gross proceeds on the transaction was $315.4 million. The Sears stores that are currently situated on the impacted properties will remain in operation; there will be no impact on customers or associates in these stores as a result of this transaction; and

•
Closed transactions to amend or terminate the leases of the Company’s stores at Sherway Gardens (Toronto), Markville Shopping Centre (Markham), Masonville Place (London), Richmond Centre (British Columbia), Yorkdale Shopping Centre (Toronto), and Square One Shopping Centre (Mississauga), and terminated the lease on the retail floors at the Toronto Eaton Centre (“TEC”). These transactions provided the Company total consideration of $591.0 million. The Company will continue to use the office floors of the TEC as its headquarters under terms consistent with the existing lease. Sears vacated the TEC, Sherway Gardens and Masonville Place stores by February 28, 2014, and expects to vacate the Yorkdale Shopping Centre and Square One Shopping Centre by March 31, 2014, and the Markville Shopping Centre and Richmond Centre by February 28, 2015.

“Live Green” Initiatives
The Company conducts its operations with a commitment to achieving success on economic, social and environmental levels. The Company continues to build upon the following three-point plan on environmental sustainability:

1.	Enable customers to “Live Green”, reduce their energy bills and create a healthy home;

2.	Reduce the environmental impact of Sears Canada’s operations; and

3.	Nurture a culture of sustainability among the Company’s associates, customers and the communities in which the Company operates.

Sears continued to focus on these three priorities by implementing the following initiatives during Q4 2013:

•
Received the Fundraiser of the Year Award from WWF Canada through its Living Planet @ Work program. The award is in recognition of Sears Canada’s participation and fundraising efforts in the 2013 WWF Canada CN Tower Climb in which 75 Sears associates participated and over $21,000 was raised. This is the second consecutive year that Sears has received the Fundraiser of the Year Award from WWF Canada;

•
Named the 2013 ENERGY STAR® Retailer of the Year by Natural Resources Canada. This is the sixth consecutive year that Sears received this prestigious award from the Government of Canada for empowering customers to reduce their energy use, and the seventh time overall since the program was launched in 2003; and

•
Have been collecting waste styrofoam at our NLC in Calgary from various Sears locations, diverting this waste from landfill. The styrofoam was deposited into a WC3000 densifier machine, which produced approximately 30 tons of compacted foam for 2013. The compacted foam was then shipped to a third party to be made into picture frames.

Corporate Social Responsibility
The following is a summary of the results of the Company and its associates’ corporate social responsibility efforts during Fiscal 2013:

•
Completed fund-raising campaigns for the Canadian Red Cross Alberta Floods and Lac-Mégantic Train Derailment disaster relief efforts. Sears, along with our customers and associates, facilitated the donation of $100,000 to the Canadian Red Cross Alberta Flood effort and over $10,000 in Québec for the Lac-Mégantic campaign. In addition, Sears also provided special discount programs to assist residents in flood zones in Alberta with needed purchases;

•
Raised over $390,000 by sponsoring the 26th Annual Sears Boys & Girls Club Golf Tournament in Stouffville, Ontario, in August, and the annual Opération Enfant Soleil (“OES”) Golf Tournament held at Elm Ridge Golf Club near Montréal. The tournaments support children and youth development and children’s pediatrics in Québec, respectively;

•
The Sears Great Canadian Run completed its third year with community-based relays from Ottawa to Montebello and from Toronto to Blue Mountain/Collingwood, donating almost $600,000 to regional and national children’s oncology programs and research supported by the Sears Canada Charitable Foundation;

•
Sponsored the sixth annual Sears National Kids Cancer Ride (the “Ride”), in cooperation with Coast to Coast Against Cancer Foundation. This 7,000 km cycling journey rolled across Canada from September 5-21, 2013, raising funds and awareness for the fight against childhood cancer. This year, Sears, its customers and its associates raised or donated over $550,000 in funds and logistical support and services for the Ride;

•
Supported over 300 local store charity partners through the sale of our Holiday charity plush, NateTM/MC the bear. Sears charity plush has been helping children since 1998, raising over $1.4 million since 2005. Two dollars from the sale of each bear supported the healthy development of Canadian youth through after-school and children’s health initiatives as well as the Canadian Association of Military Family Resource Centres; and

•
The Sears Tree of Wishes in Sears Full-Line and select Home, Outlet and Hometown Dealer stores helped to bring joy to less fortunate children who may have otherwise not received a gift this Holiday season. For the 2013 Holiday season, the Tree of Wishes program helped to bring smiles to about 8,000 children, with Sears customers and associates donating gifts valued at over $237,000.

d. Outlook
As Canadians’ needs in a shopping experience evolve, Sears Canada is focused on keeping pace with emerging trends and innovative delivery of products and services, and is reinvigorating its business to better serve and grow with its customers. For the upcoming year, Sears will refocus attention on retail fundamentals. This will include enhancements to systems and processes in order to improve our ability to have the right merchandise in the right locations at the right time in the right quantity at the right price. Some of the priorities for Fiscal 2014 include the following:

•
Leveraging the Company’s merchandising capability to effectively establish and communicate the Sears’ value proposition, which is its balance of quality, price and service to Canadians coast to coast across all products, locations and formats. Marketing will be centered on customers who are seeking quality products at reasonable prices, as Sears responds to the needs of this segment of the population most effectively;

•
Improving the Company’s efficiency by ensuring that costs and expenses are managed carefully to support the needs of the business and are competitive with other major retailers operating in the Canadian marketplace; and

•	Creating additional value for the Company by looking for opportunities to monetize non-core assets, such as real estate.

Although management believes that Sears will achieve its long-term goal of sustainable and profitable growth, there can be no assurance that the Company will successfully implement these strategic initiatives or whether such initiatives will yield the expected results. For a discussion of the risks and uncertainties inherent in the Company’s business, refer to Section 11 “Risks and Uncertainties”.

e. Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net Earnings to Adjusted EBITDA
The Company’s consolidated financial statements are prepared in accordance with IFRS. Management uses IFRS, non-IFRS and operating performance measures as key performance indicators to better assess the Company’s underlying performance and provides this additional information in this MD&A.
Same store sales is a measure of operating performance used by management, the retail industry and investors to compare retail operations, excluding the impact of store openings and closures. The same store sales metric excludes the Direct channel. Same store sales represents merchandise sales generated through operations in the Company’s Full-Line, Sears Home, Hometown Dealer and Corbeil stores that were continuously open during both of the periods being compared. More specifically, the same store sales metric compares the same calendar weeks for each period and represents the 13 and 52-week periods ended February 1, 2014 and the 14 and 53-week periods ended February 2, 2013. The calculation of same store sales is a performance metric and may be impacted by store space expansion and contraction.
A reconciliation of the Company’s total revenue to same store sales is outlined in the following table:

	Fourth Quarter		Fiscal
(in CAD millions)	2013 [1]	2012	2013 [1]	2012
Total revenue	$1,169.2	$1,298.0	$3,945.8	$4,300.7
Non-comparable store sales	335.4	364.5	1,003.5	1,169.6
Same store sales	833.8	933.5	2,942.3	3,131.1
Percentage change in same store sales	(6.4)%	(3.8)%	(2.7)%	(5.6)%
Percentage change in same store sales by category
Apparel & Accessories	1.1%	0.4%	4.2%	(5.9)%
Home & Hardlines	(15.5)%	(12.8)%	(10.8)%	(11.2)%
Major Appliances	(9.0)%	(0.4)%	(4.2)%	0.5%

1	Same store sales were adjusted to exclude the impact of the extra week in Fiscal 2012 and Q4 2012.

Adjusted EBITDA is a non-IFRS measure and excludes finance costs, interest income, income tax expense or recovery, depreciation and amortization and income or expenses of a non-recurring, unusual or one-time nature. Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s operating performance, ability to incur and service debt, and as a valuation metric. The Company uses Adjusted EBITDA to evaluate the operating performance of its business as well as an executive compensation metric. While Adjusted EBITDA is a non-IFRS measure, management believes that it is an important indicator of operating performance because it excludes the effect of financing and investing activities by eliminating the effects of interest and depreciation and removes the impact of certain non-recurring items that are not indicative of our ongoing operating performance. Therefore, management believes Adjusted EBITDA gives investors greater transparency in assessing the Company’s results of operations.
These measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other reporting issuers. Adjusted EBITDA should not be considered in isolation or as an alternative to measures prepared in accordance with IFRS.

A reconciliation of the Company’s net earnings to Adjusted EBITDA is outlined in the following table:

	Fourth Quarter		Fiscal
(in CAD millions, except per share amounts)	2013	2012[12]	2013	2012[12]
Net earnings	$373.7	$39.9	$446.5	$101.2
Transformation expense[1]	51.2	12.6	72.9	12.6
Gain on lease terminations and lease amendments[2]	(391.5)	—	(577.2)	(167.1)
Gain on sale of interest in joint arrangements[3]	(66.3)	(8.6)	(66.3)	(8.6)
Gain on settlement and amendment of retirement benefits[4]	(42.5)	(21.1)	(42.5)	(21.1)
Lease exit costs[5]	5.4	2.0	5.6	8.0
Accelerated tenant inducement and average rent amortization[6]	2.3	—	(2.2)	(4.0)
Goodwill impairment[7]	—	—	6.1	—
Regina impairment[8]	—	—	16.5	—
Other asset impairment[9]	11.2	2.2	11.2	2.2
SHS warranty costs[10]	2.0	—	2.0	—
Depreciation and amortization expense	23.6	30.5	111.4	126.5
Finance costs	2.7	2.9	10.8	15.1
Interest income	(1.0)	(0.9)	(2.6)	(4.3)
Income tax expense	47.2	8.0	43.5	13.0
Adjusted EBITDA[11]	$18.0	$67.5	$35.7	$73.5
Basic net earnings per share	$3.67	$0.39	$4.38	$0.99

1	Transformation expense during 2013 and 2012 relates primarily to severance costs incurred during the year.
2
Gain on lease terminations and lease amendments represents the pre-tax gain on the early vacating of properties described in Note 28 of the Company’s consolidated financial statements for the 52 and 53-week periods ended February 1, 2014 and February 2, 2013.

3
Gain on sale of interest in joint arrangements represents the gain associated with selling the Company’s interest in the properties co-owned with the Westcliff Group of Companies, described in Note 11 of the Company’s consolidated financial statements for the 52 and 53-week periods ended February 1, 2014 and February 2, 2013.

4
Gain on settlement and amendment of retirement benefits primarily represents the settlement and freezing of retirement benefits of eligible members covered under the non-pension retirement plan described in Note 20 of the Company’s consolidated financial statements for the 52 and 53-week periods ended February 1, 2014 and February 2, 2013.

5	Lease exit costs represent costs incurred to exit properties referred to in footnote 2 above.
6	Accelerated tenant inducement and average rent amortization represents the accelerated amortization of lease inducements and average rent assets relating to the properties in footnote 2 above.
7
Goodwill impairment represents the charge related to the writeoff of goodwill allocated to the HIPS cash generating unit described in Note 10 of the Company’s consolidated financial statements for the 52 and 53-week periods ended February 1, 2014 and February 2, 2013.

8
Regina impairment represents the charge related to writing down the carrying value of the property, plant and equipment and investment property of one of the Regina logistics centres (“RLC”), to the fair value less costs to sell described in Note 29 of the Company’s consolidated financial statements for the 52 and 53-week periods ended February 1, 2014 and February 2, 2013.

9
Other asset impairment represents the charge related to writing down the carrying value of the property, plant and equipment of certain cash generating units described in Note 9 of the Company’s consolidated financial statements for the 52 and 53-week periods ended February 1, 2014 and February 2, 2013.

10
SHS warranty costs represents the estimated costs to the Company related to potential claims for work that had been performed by SHS, prior to SHS announcing it was in receivership described in Note 14 of the Company’s consolidated financial statements for the 52 and 53-week periods ended February 1, 2014 and February 2, 2013.

11
Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s performance, ability to incur and service debt, and as a valuation metric. Adjusted EBITDA is a non-IFRS measure.

12	Adjusted to reflect the changes resulting from the retrospective application of the change in accounting policy related to the adoption of accounting standard “IFRS 11, Joint Arrangements”.

f. Consolidated Financial Results

	Fiscal
(in CAD millions)	2013	% Chg 2013 vs 2012	2012
Revenue	$3,991.8	(8.2)%	$4,346.5
Cost of goods and services sold	2,548.1	(7.3)%	2,749.2
Selling, administrative and other expenses	1,631.5	(2.3)%	1,669.1
Operating loss	(187.8)	(161.6)%	(71.8)

Gain on lease terminations and lease amendments	577.2	245.4%	167.1
Gain on sale of interest in joint arrangement	66.3	670.9%	8.6
Gain on settlement and amendment of retirement benefits	42.5	101.4%	21.1
Finance costs	10.8	(28.5)%	15.1
Interest income	2.6	(39.5)%	4.3
Earnings before income taxes	490.0	329.1%	114.2

Income tax expense	(43.5)	(234.6)%	(13.0)
Net earnings	$446.5	341.2%	$101.2

2013 compared with 2012 – Total revenue in Fiscal 2013 decreased 8.2% to $3,991.8 million compared to $4,346.5 million during the same period in Fiscal 2012. Same store sales decreased by 2.7% in Fiscal 2013 compared to Fiscal 2012. Revenue for Fiscal 2013 relating to Home & Hardlines decreased by $127.0 million compared to the same period in Fiscal 2012, due to sales volume declines in almost all product categories. Same store sales in Home & Hardlines decreased by 10.8%. Revenue for Fiscal 2013 relating to Major Appliances decreased $53.0 million, compared to Fiscal 2012, due to sales volume decreases in all products within Major Appliances. Same store sales in Major Appliances decreased by 4.2%. Revenue relating to Apparel & Accessories decreased by $11.4 million compared to Fiscal 2012, primarily due to sales volume decreases in cosmetics, jewellery and women’s intimates, partially offset by increases in luggage, footwear, children’s wear and men’s wear. Same store sales in Apparel & Accessories increased by 4.2%. Other merchandise revenue for Fiscal 2013 decreased by $134.8 million compared to Fiscal 2012, primarily due to the licensing arrangement with SHS. Included in the total revenue decrease for Fiscal 2013 described above, was the impact of the closure of four Full-Line stores during the second half of Fiscal 2012, which negatively impacted revenue for Fiscal 2013 by $70.9 million, compared to Fiscal 2012. Also included in the total revenue decrease for Fiscal 2013 described above was the loss of the 53rd week compared to Fiscal 2012, which negatively impacted revenue for Fiscal 2013 by approximately $48.2 million.

Total revenue recognized from points redemption under the loyalty program for Fiscal 2013 was $39.7 million (Fiscal 2012 : $35.1 million) and total revenue deferred related to points issuances was $41.7 million (Fiscal 2012 : $33.3 million). Total revenue recognized for unredeemed points in Fiscal 2013 (by exclusion from deferral in the loyalty point redemption rate) increased to $7.6 million (Fiscal 2012 : $5.5 million) due to an increase in points issuance during Fiscal 2013. The increase in total revenue deferred related to increased points issuance was primarily due to the introduction of a points-based bonus that replaced a coupon-based bonus for new customers during Fiscal 2013.

Cost of goods and services sold was $2,548.1 million in Fiscal 2013 compared to $2,749.2 million in Fiscal 2012, a 7.3% decrease year-over-year. This decrease was attributable to both the licensing arrangement with SHS and lower sales volumes, which included the impact of the closure of four Full-Line stores during the second half of Fiscal 2012.

The Company’s gross margin rate was 36.2% for Fiscal 2013 compared to 36.7% in Fiscal 2012. The decrease in the gross margin rate in Fiscal 2013 compared to Fiscal 2012 was due primarily to reduced margin in home furnishings, fitness, CAWP, electronics, and Major Appliances.

Selling, administrative and other expenses, including depreciation and amortization expense, decreased by $37.6 million or 2.3% to $1,631.5 million in Fiscal 2013 compared to Fiscal 2012. The decrease in expense was primarily driven by reduced spending in advertising and payroll. Advertising expense decreased primarily due to reductions in flyer and catalogue circulation, and page counts. Payroll expense decreased primarily due to the reduction in associates compared to Fiscal 2012, as a result of previous transformation actions during Q4 2012 and throughout Fiscal 2013. Transformation expenses are included in selling, administrative and other expenses and increased by $60.3 million to $72.9 million in Fiscal 2013, compared to Fiscal 2012. Foreign exchange loss also increased expenses by $7.0 million in Fiscal 2013 compared to Fiscal 2012.

Depreciation and amortization expense in Fiscal 2013 decreased by $15.1 million to $111.4 million compared to Fiscal 2012, primarily due to the disposal of assets relating to the closure of four Full-Line stores, the sale of the Medicine Hat Mall joint arrangement in Fiscal 2012 and certain property, plant and equipment being fully depreciated in Fiscal 2013.

During Fiscal 2013, the Company incurred transformation expenses totaling $72.9 million. Transformation expenses of $18.7 million were primarily due to the impact of the agreements with IBM and Wipro to outsource some of the work currently performed by internal Sears resources in portions of IT, Finance and Accounting, and Payroll. Transformation expenses for Fiscal 2013 also included $12.3 million of severance costs from the lease terminations of the five stores announced on October 29, 2013, $3.1 million of severance costs due to the closure of the RLC, and $1.3 million related to the outsourcing of Indirect Procurement. As a result of further announcements in Q4 2013, transformation expenses also included severance costs of $23.2 million related to Customer Contact Centres, head office, logistics team, and the Repair Services and Parts businesses. Pension curtailment costs of $4.8 million related to the various announcements were also included in transformation expenses. It is anticipated that the changes from the Fiscal 2013 announcements will result in approximately $60.0 million to $70.0 million in savings in Fiscal 2014 and approximately $80.0 million to $90.0 million of annualized savings commencing in Fiscal 2015 (See “Cautionary Statement Regarding Forward-Looking Information”).

On June 14, 2013, the Company announced its intention to enter into a series of transactions related to its leases on two properties: Yorkdale Shopping Centre (Toronto) and Square One Shopping Centre (Mississauga). The landlords approached the Company with a proposal to enter into a series of lease amendments for a total consideration of $191.0 million, being the amount the landlords were willing to pay for the right to require the Company to vacate the two locations.

On June 24, 2013, the Company received proceeds of $191.0 million upon closing of the transaction which gave the landlords the right to require the Company to vacate the two locations by March 31, 2014. The landlords exercised such right on July 25, 2013. The transaction resulted in a pre-tax gain of $185.7 million, net of legal costs and the de-recognition of leasehold improvements of $5.3 million.

The Company also granted the owners of the Scarborough Town Centre (Toronto) property an option to enter into certain lease amendments in exchange for $1.0 million, which was paid on June 24, 2013. The option may be exercised at any time up to and including June 20, 2018, and would require the Company to complete certain lease amendments in exchange for $53.0 million. Such lease amendments would allow the owners to require the Company to close its store. As of February 1, 2014, the option had not been exercised and was included in “Accounts payable and accrued liabilities” in the Consolidated Statements of Financial Position for Fiscal 2013.

On October 29, 2013, the Company announced that it would terminate its leases in respect of four stores and partially terminate its lease in a fifth location, for a total consideration of $400.0 million. Four of the five stores are owned by Cadillac Fairview and are located in Ontario: Toronto Eaton Centre, Sherway Gardens, Markville Shopping Centre and London-Masonville Place. The fifth store is located at Richmond Shopping Centre in British Columbia and is co-owned by Ivanhoé Cambridge II Inc. and Cadillac Fairview. The transaction requires Sears to vacate Sherway Gardens, London-Masonville Place and the retail floors of the Toronto Eaton Centre (“TEC”), by February 28, 2014, and Markville and Richmond Shopping Centres by February 28, 2015. On November 12, 2013, the Company received proceeds of $400.0 million for these transactions, resulting in a pre-tax gain of $391.5 million, net of legal costs and the de-recognition of leasehold improvements and furniture and fixtures of $9.5 million.

During Q4 2013, the Company sold its interest in the properties co-owned with Westcliff for total proceeds of $315.4 million, recognizing a pre-tax gain of $66.3 million on the sale. In connection with this transaction, the Company determined that because it had surrendered substantially all of its rights and obligations and had transferred substantially all of the risks and rewards of ownership related to the eight properties, immediate gain recognition was appropriate.

In December 2013, the Company amended the early retirement provision of its pension plan to eliminate a benefit for associates who voluntarily resign prior to age of retirement, with effect January 1, 2015, recognizing a gain of $13.0 million. Also, the Company amended its pension plan for improvements that increase portability of associates’ benefit, with effect March 1, 2014, and implemented fixed indexing at 0.5% per annum for eligible retirees, with effect January 1, 2014, recognizing an expense of $14.0 million. Lastly, in December 2013, the Company amended the non-pension retirement benefit plan to freeze future benefits as at January 1, 2015, recognizing a gain of $43.5 million ($43.8 million net of $0.3 million of expenses). The Company recognized a gain on settlement and amendment of retirement benefits of $42.5 million during Q4 2013 as a result of these transactions.

Finance costs in Fiscal 2013 decreased by 28.5% to $10.8 million compared to $15.1 million during Fiscal 2012. Fiscal 2012 included interest expense on uncertain tax positions of $3.9 million.

Interest income decreased by 39.5% to $2.6 million in Fiscal 2013 compared to $4.3 million in Fiscal 2012 primarily due to interest income of $1.6 million earned on deposits made to tax authorities in Fiscal 2012. Refer to Note 22 “Income taxes” of the Notes to the Consolidated Financial Statements for Fiscal 2013 for additional information.

Income tax expense was $43.5 million for Fiscal 2013 compared to an income tax expense of $13.0 million in Fiscal 2012. The year-over-year change was primarily attributable to higher taxable earnings as a result of the gains recognized on the termination of the eight joint arrangements co-owned by Westcliff and seven lease terminations during Fiscal 2013.

g. Fourth Quarter Results

	Fourth Quarter
(in CAD millions)	2013	% Chg 2013 vs 2012	2012
Revenue	$1,182.3	(9.6)%	$1,307.2
Cost of goods and services sold	792.2	(6.7)%	848.7
Selling, administrative and other expenses	467.8	6.7%	438.3
Operating (loss) earnings	(77.7)	(484.7)%	20.2

Gain on lease terminations and lease amendments	391.5	100.0%	—
Gain on sale of interest in joint arrangement	66.3	670.9%	8.6
Gain on settlement and amendment of retirement benefits	42.5	101.4%	21.1
Finance costs	2.7	(6.9)%	2.9
Interest income	1.0	11.1%	0.9
Earnings before income taxes	420.9	778.7%	47.9

Income tax expense	(47.2)	(490.0)%	(8.0)
Net earnings	$373.7	836.6%	$39.9

Q4 2013 compared with Q4 2012 – Total revenue in Q4 2013 decreased by 9.6% to $1,182.3 million compared to $1,307.2 million in Q4 2012, with same store sales decline of 6.4% in Q4 2013. The revenue relating to Home & Hardlines decreased by $53.1 million compared to the same period in Fiscal 2012, primarily due to sales volume declines in home furnishings, home décor, CAWP and electronics, partially offset by increases in seasonal. Same store sales in Home & Hardlines decreased by 15.5%. The revenue relating to Major Appliances decreased by $32.0 million in Q4 2013 compared to the same period in Fiscal 2012, due to sales volume decreases in all products within Major Appliances. Same store sales in Major Appliances decreased by 9.0%. The revenue relating to Apparel & Accessories decreased by $3.6 million in Q4 2013 compared to the same period in Fiscal 2012, primarily due to sales volume decreases in cosmetics, women’s intimates and women’s apparel, partially offset by increases in footwear, children’s wear and men’s wear. Same store sales in Apparel & Accessories increased by 1.1%. Other merchandise revenue decreased by $27.8 million in Q4 2013 compared to the same period in 2012, due to the licensing arrangement with SHS. Included in the total revenue decrease for Q4 2013 described above, was the impact of the timing change from a 53-week period ended February 2, 2013 to a 52-week period ending February 1, 2014, which negatively impacted revenue for Q4 2013 by $29.1 million, compared to Q4 2012. Also included in the total revenue decrease for Q4 2013 described above, was the loss of the 14th week compared to Q4 2012, which negatively impacted revenue for Q4 2013 by approximately $48.2 million. Revenue for Q4 2013 was also negatively impacted by unusual weather, which caused extended power failures and unsafe road conditions.

Total revenue recognized from points redemption under the loyalty program in Q4 2013 was $13.7 million (Q4 2012: $9.3 million) and total revenue deferred related to points issuances in Q4 2013 was $14.1 million (Q4 2012: $12.8 million). Total revenue recognized in Q4 2013 for unredeemed points (by exclusion from deferral in the loyalty point redemption rate) increased to $3.0 million (Q4 2012: $2.0 million) due to an increase in points issuance during Fiscal 2013. The increase in total revenue deferred related to increased points issuance was primarily due to the introduction of a points-based bonus that replaced a coupon-based bonus for new customers during Fiscal 2013.

Cost of goods and services sold was $792.2 million in Q4 2013 compared to $848.7 million in Q4 2012, a 6.7% decrease. This decrease was attributable to the licensing arrangement with SHS and lower sales volumes, which included the impact of the 14th week in Q4 2012.

The Company’s gross margin rate was 33.0% in Q4 2013 compared to 35.1% in Q4 2012. The decrease in the gross margin rate was due primarily to reduced margins in home furnishings, fitness, home décor, electronics, footwear and children’s wear resulting from increased clearance activity.

Selling, administrative and other expenses, including depreciation and amortization expense increased by $29.5 million or 6.7% to $467.8 million in Q4 2013 compared to Q4 2012. The increase in expense was primarily driven by the inclusion of transformation expenses of $51.2 million, impairment loss of $11.2 million on a number of retail stores, as described in Note 9 “Property, plant and equipment and investment property” of the Notes to the Consolidated Financial Statements for Fiscal 2013, and foreign exchange losses of $4.0 million. Excluding these non-recurring items, selling, administrative and other expenses in Q4 2013 declined $21.2 million or 5.0% compared to Q4 2012. The decrease in expenses excluding non-recurring items is attributable to lower spending on payroll in Q4 2013 compared to Q4 2012, primarily due to the reduction in associates, as a result of previous transformation actions.

Depreciation and amortization expense in Q4 2013 decreased by $6.9 million, as compared to Q4 2012, primarily due to the disposal of assets relating to the lease terminations and lease amendments of two Full-Line stores in the second quarter of 2013, and the sale of the Medicine Hat Mall joint arrangement in Q4 2012.

During Q4 2013, the Company incurred transformation expenses totaling $51.2 million. primarily related to Customer Contact Centres, head office, logistics team, and the Repair Services and Parts businesses. Pension curtailment costs of $4.8 million were also included in transformation expenses.

On October 29, 2013, the Company announced that it would terminate its leases in respect of four stores and partially terminate its lease in a fifth location, for a total consideration of $400.0 million. Four of the five stores are owned by Cadillac Fairview and are located in Ontario: Toronto Eaton Centre, Sherway Gardens, Markville Shopping Centre and London-Masonville Place. The fifth store is located at Richmond Shopping Centre in British Columbia and is co-owned by Ivanhoé Cambridge II Inc. and Cadillac Fairview. The transaction requires Sears to vacate Sherway Gardens, London-Masonville Place and the retail floors of the Toronto Eaton Centre (“TEC”), by February 28, 2014, and Markville and Richmond Shopping Centres by February 28, 2015. On November 12, 2013, the Company received proceeds of $400.0 million for these transactions, resulting in a pre-tax gain of $391.5 million, net of legal costs and the de-recognition of leasehold improvements and furniture and fixtures of $9.5 million.

During Q4 2013, the Company sold its interest in the properties co-owned with Westcliff for total proceeds of $315.4 million, recognizing a pre-tax gain of $66.3 million on the sale. In connection with this transaction, the Company determined that because it had surrendered substantially all of our rights and obligations and had transferred substantially all of the risks and rewards of ownership related to the eight properties, immediate gain recognition was appropriate.

In December 2013, the Company amended the early retirement provision of its pension plan to eliminate a benefit for associates who voluntarily resign prior to age of retirement, with effect January 1, 2015, recognizing a gain of $13.0 million. Also, the Company amended its pension plan for improvements that increase portability of associates’ benefit, with effect March 1, 2014, and implemented fixed indexing at 0.5% per annum for eligible retirees, with effect January 1, 2014, recognizing an additional cost of $14.0 million. Lastly, in December 2013, the Company amended the non-pension retirement benefit plan to freeze future benefits as at January 1, 2015, recognizing a gain of $43.5 million ($43.8 million net of $0.3 million of expenses). The Company recognized a gain on settlement and amendment of retirement benefits of $42.5 million during Q4 2013 as a result of these transactions.

Finance costs in Q4 2013 of $2.7 million were comparable to finance costs in Q4 2012.

Interest income in Q4 2013 of $1.0 million was comparable to interest income in Q4 2012.

Income tax expense increased to $47.2 million in Q4 2013 compared to $8.0 million in Q4 2012 due to higher taxable earnings as a result of the gain recognized on the termination of the eight joint arrangements co-owned by Westcliff and the five lease terminations during Q4 2013.

2. Segment Performance

Results of Merchandising Operations

	Fourth Quarter			Fiscal
(in CAD millions)	2013	% Chg 2013 vs 2012	2012	2013	% Chg 2013 vs 2012	2012
Total Revenue	$1,169.2	(9.9)%	$1,298.0	$3,945.8	(8.3)%	$4,300.7
Cost of goods and services sold, operating, administrative and selling expenses	1,157.5	(6.3)%	1,235.0	3,934.7	(7.5)%	4,252.2
Adjusted EBITDA	$11.7	(81.4)%	$63.0	$11.1	(77.1)%	$48.5

Comparative Analysis - Revenue for the Company’s merchandise operations decreased by 9.9% in Q4 2013 and 8.3% in Fiscal 2013, as compared to the same periods in Fiscal 2012. Adjusted EBITDA decreased by 81.4% in Q4 2013 and 77.1% in Fiscal 2013, as compared to the same periods in Fiscal 2012. Refer to Section 1f “Consolidated Financial Results” and 1g “Fourth Quarter Results” for additional information.

Results from Real Estate Joint Arrangements

	Fourth Quarter			Fiscal
(in CAD millions)	2013	% Chg 2013 vs 2012	2012[1]	2013	% Chg 2013 vs 2012	2012[1]
Total Revenue	$13.1	42.4%	$9.2	$46.0	0.4%	$45.8
Cost of goods and services sold, operating, administrative and selling expenses	6.8	44.7%	4.7	21.4	2.9%	20.8
Adjusted EBITDA	$6.3	40.0%	$4.5	$24.6	(1.6)%	$25.0

1	Adjusted to reflect the changes resulting from the retrospective application of the change in accounting policy related to the adoption of accounting standard “IFRS 11, Joint Arrangements”.

Comparative Analysis - Revenue for the Company’s real estate joint arrangements for Q4 2013 and Fiscal 2013 increased by 42.4% and 0.4%, respectively, as compared to the same periods in Fiscal 2012. Adjusted EBITDA for Q4 2013 increased by 40.0%, as compared to Q4 2012. Q4 2013 revenue and adjusted EBITDA were positively impacted by transaction adjustments associated with the sale of certain Westcliff joint arrangements, and higher occupancy within the various shopping malls. Adjusted EBITDA for Fiscal 2013 decreased by 1.6%, as compared to Fiscal 2012. The results for Fiscal 2013 were impacted by the sale of the Medicine Hat real estate joint arrangement during Q4 2012.

3. Consolidated Financial Position, Liquidity and Capital Resources

Current assets as at February 1, 2014 were $215.1 million higher than as at February 2, 2013 due primarily to the improvement of $275.3 million in cash and cash equivalents and a reclassification of $13.3 million in assets classified as held for sale related to the RLC, partially offset by a decrease of $76.8 million in inventory.
Current liabilities as at February 1, 2014 were $58.8 million higher than as at February 2, 2013 due primarily to an increase of $43.1 million in provisions due to severances from transformation initiatives which are expected to be paid during Fiscal 2014, and $52.2 million in income taxes payable due to higher taxable earnings resulting from the gains on the lease terminations and amendments as well as the sale of the Company’s interest in certain joint arrangements, partially offset by a decrease of $45.0 million in accounts payable and accrued liabilities, primarily due to lower inventory receipts and the timing of vendor payments.
Inventories were $774.6 million as at February 1, 2014 compared to $851.4 million as at February 2, 2013. The $76.8 million decrease in the inventory balance is primarily due to a reduction in inventory reserve balances due to improved inventory quality, and improved management of inventory receipts compared to Fiscal 2012.
Total cash and cash equivalents was $513.8 million as at February 1, 2014 compared to $238.5 million as at February 2, 2013. The increase of $275.3 million was primarily due to $590.5 million in proceeds from lease terminations and lease amendments received during Fiscal 2013, and $315.4 million received for the sale of the Company’s interest in certain joint arrangements, partially offset by a $509.4 million dividend payment during Q4 2013, the purchase of $70.8 million in property, plant and equipment and intangible assets during Fiscal 2013, and settlement of long-term obligations of $30.1 million associated with the divested joint arrangements during Q4 2013.
Total assets and liabilities as at the end of Fiscal 2013 and Fiscal 2012 are as follows:

	As at	As at
(in CAD millions)	February 1, 2014	February 2, 2013
Total assets	$2,392.3	$2,504.7
Total liabilities	$1,318.5	$1,428.3

Total assets as at February 1, 2014 decreased by $112.4 million to $2,392.3 million compared to $2,504.7 million as at February 2, 2013, due primarily to lower property, plant and equipment as a result of the sale of the Company’s interests in certain joint arrangements which occurred during Q4 2013, and lower inventory, partially offset by increases in cash and cash equivalents.

Total liabilities as at February 1, 2014 decreased by $109.8 million to $1,318.5 million compared to $1,428.3 million as at February 2, 2013, due primarily to lower retirement benefit liability as a result of amending the non-pension retirement benefit plan to freeze future benefits, lower accounts payable and accrued liabilities, and long-term obligations, partially offset by increases in provisions and income taxes payable.

Cash flow used for operating activities - Cash flow used for operating activities decreased by $28.9 million during Fiscal 2013 to $25.8 million compared to cash flow used for operating activities of $54.7 million during Fiscal 2012. The Company’s primary source of operating cash flow is the sale of goods and services to customers, while the primary use of cash in operating activities is the purchase of merchandise inventories. The increase in cash from operating activities is attributable to favourable changes in inventories, provisions, and income and other taxes payable and recoverable, partially offset by unfavourable changes in accounts receivable, accounts payable and accrued liabilities, and deferred revenue.
Cash flow generated from investing activities - Cash flow generated from investing activities increased by $719.6 million during Fiscal 2013 to $837.0 million compared to cash flow generated from investing activities of $117.4 million during Fiscal 2012 primarily due to proceeds received from lease terminations and lease amendments of $590.5 million and proceeds received from the sale of the Company’s interests in certain joint arrangements of $315.4 million. Cash flow generated from these transactions was partially offset by $70.8 million of capital expenditures incurred during the year, as compared with $101.6 million for Fiscal 2012. Fiscal 2012 included proceeds received from lease terminations and lease amendments of $175.0 million and proceeds received from the sale of the Company’s interest in a joint arrangement of $38.3 million.
Cash flow used for financing activities - Cash flow used for financing activities increased by $313.0 million to $537.5 million during Fiscal 2013 compared to $224.5 million during Fiscal 2012. The increase in cash flow used is primarily due to an extraordinary dividend payment of $509.4 million which occurred during Q4 2013. Fiscal 2012 included an extraordinary dividend payment of $101.9 million, and repayments on the credit facility of $93.1 million.

Contractual Obligations

Contractual obligations, including payments due over the next five fiscal years and thereafter, are shown in the following table:

(in CAD millions)	Carrying Amount	Contractual Cash Flow Maturities
		Total	Within 1 year	1 year to 3 years	3 years to 5 years	Beyond 5 years
Accounts payable and accrued liabilities	$438.7	$438.7	$438.7	$—	$—	$—
Finance lease obligations including payments due within one year[1]	33.0	43.0	7.2	11.3	10.0	14.5
Real estate joint arrangement obligations including payments due within one year[2]	2.9	3.0	3.0	—	—	—
Operating lease obligations[3]	n/a	481.7	94.8	151.4	109.9	125.6
Royalties[3]	n/a	3.5	0.8	1.5	1.2	—
Purchase agreements[3,5]	n/a	16.9	7.9	9.0	—	—
Retirement benefit plans obligations[4]	286.0	88.0	2.4	58.7	26.9	—
	$760.6	$1,074.8	$554.8	$231.9	$148.0	$140.1

1
Cash flow maturities related to finance lease obligations, including payments due within one year, include annual interest on finance lease obligations at a weighted average rate of 7.5%. The Company had no borrowings on the Credit Facility at February 1, 2014.

2	Cash flow maturities related to real estate joint arrangement obligations, including payments due within one year, include annual interest on mortgage obligations at a weighted average rate of 2.8%.
3	Purchase agreements, operating lease obligations, and royalties are not reported in the Consolidated Statements of Financial Position.
4
Payments beyond 2013 are subject to a funding valuation to be completed as at December 31, 2013. Until then, the Company is obligated to fund in accordance with the most recent valuation completed as at December 31, 2010. The Company prefunded 2014 contributions of $15 million in December 2013.

5	Certain vendors require minimum purchase commitment levels over the term of the contract.

Retirement Benefit Plans
In Fiscal 2013, the Company’s retirement benefit plan obligations decreased by $129.7 million to $286.0 million compared to Fiscal 2012 primarily due to plan amendments to retirement benefit plans, as described below, and also as a result of higher asset returns on pension plan assets.

In December 2013, the Company amended the early retirement provision of its pension plan to eliminate a benefit for associates who voluntarily resign prior to age of retirement, with effect January 1, 2015. Also, the Company amended its pension plan for improvements that increase portability of associates’ benefits, with effect March 1, 2014, and implemented fixed indexing at 0.5% per annum for eligible retirees, with effect January 1, 2014. Lastly, in December 2013, the Company amended the non-pension retirement benefit plan to freeze future benefits as at January 1, 2015.

In Q4 2013, the Company recorded a pre-tax gain of $42.5 million ($42.8 million net of $0.3 million of expenses) as shown on the Consolidated Statements of Net Earnings and Comprehensive Income related to amendments described above to the retirement benefit plans.

In the first quarter of 2014, the Company will make another voluntary offer to settle health and dental benefits covered under the non-pension retirement plan. The Company expects to settle any acceptances from the offer in the second quarter of 2014. Also in the first quarter of 2014, the Company will offer lump sum settlements to those terminated associates who previously elected to defer the payment of their defined benefit pension until retirement. The Company expects to settle accepted offers through the third quarter of 2014. The amount of these settlement offers is currently not determinable.

The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at January 31. The most recent actuarial valuation of the pension plan for funding purposes is dated December 31, 2010. The next actuarial valuation assessment is required as of December 31, 2013, and due to be completed by Q3 2014. An actuarial valuation of the health and welfare trust is performed at least every three years, with the last valuation completed as of September 1, 2011.

During Fiscal 2011, the Company changed the target asset allocation to 55-75% fixed income and 25-45% equity for the registered and non-registered pension plans. For the assets in the health and welfare trust, included in Other Benefit Plans, the Company changed the asset allocation to 100% fixed income. As at the end of Fiscal 2013 and 2012, the assets were in line with the target allocation range, with the transitioning of assets from alternative investments near completion. The asset allocation may be changed from time to time in terms of weighting between fixed income, equity and other asset classes as well as within the asset classes themselves.

The plan’s target allocation is determined by taking into consideration the amounts and timing of projected liabilities, the Company’s funding policies and expected returns on various asset classes. To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio.

Capital Resources
The Company’s capital expenditures, working capital needs, debt repayment and other financing needs are funded primarily through cash generated from operations and exiting cash on hand. In selecting appropriate funding choices, the Company’s objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. Sears expects to be able to satisfy all of its financing requirements through cash on hand, cash generated by operations and, if necessary, availability under the Company’s credit facility as described below. The Company’s cost of funding is affected by general economic conditions, including the overall interest rate environment, as well as the Company’s financial performance, credit ratings and fluctuations of its credit spread over applicable reference rates.
The Company’s debt consists of a secured credit facility and finance lease obligations and the Company’s share of its real estate joint arrangement obligations. In September 2010, the Company entered into an $800.0 million senior secured revolving credit facility (the “Credit Facility”) with a syndicate of lenders with a maturity date of September 10, 2015. The Credit Facility is secured with a first lien on inventory and credit card receivables. Availability under the Credit Facility is determined pursuant to a borrowing base formula. Availability as determined by the Company’s borrowing base under the Credit Facility was $374.0 million as at February 1, 2014 (February 2, 2013: $501.5 million, January 28, 2012: $415.1 million). The current availability may be reduced by reserves currently estimated by the Company to be approximately $197.0 million, which may be applied by the lenders at their discretion pursuant to the Credit Facility agreement. As a result of judicial developments relating to the priorities of pension liability relative to certain secured obligations, the Company has executed an amendment to its Credit Facility agreement which would provide additional security to the lenders by pledging certain real estate assets as collateral, thereby partially reducing the potential reserve amount the lenders could apply by up to $150.0 million. As at February 1, 2014, three properties in Ontario have been registered under the amendment to the Credit Facility agreement. The additional reserve amount may increase or decrease in the future based on changes in estimated net pension deficits in the event of a wind-up, and based on the amount of real estate assets pledged as additional collateral.

The proceeds of $590.5 million received by the Company during Fiscal 2013 for the lease terminations and lease amendments was used towards the distribution of an extraordinary cash dividend of $509.4 million during Q4 2013. The remaining proceeds in addition to the $315.4 million of proceeds received by the Company in Q4 2013 for the sale of their interest in certain joint arrangements, will be used towards capital expenditures and other general corporate purposes. The Company regularly monitors its sources and uses of cash and its level of cash on hand, and considers the most effective use of cash on hand including stock purchases and dividends.
As at February 1, 2014, the Company had no borrowings on the Credit Facility and had unamortized transaction costs incurred to establish the Credit Facility of $4.4 million included in “Other long-term assets” in the Consolidated Statements of Financial Position (February 2, 2013: no borrowings and net of unamortized transaction costs of $6.2 million included in “Other long-term assets”, January 28, 2012: borrowings of $93.1 million, net of unamortized transaction costs of $8.0 million, included in “Long-term obligations”). In addition, the Company had $24.0 million (February 2, 2013: $19.7 million, January 28, 2012: $6.3 million) of standby letters of credit outstanding against the Credit Facility. These letters of credit cover various payments primarily relating to utility commitments and defined benefit plan deficit funding (see Note 20 “Retirement benefit plans” of the Notes to the Consolidated Financial Statements for Fiscal 2013 for additional information). Interest on drawings under the Credit Facility is determined based on bankers’ acceptance rates for one to three month terms or the prime rate plus a spread. Interest amounts on the Credit Facility are due monthly and are added to principal amounts outstanding.
As at February 1, 2014, the Company had outstanding merchandise letters of credit of U.S. $9.0 million (February 2, 2013: U.S. $7.9 million, January 28, 2012: U.S. $5.5 million) used to support the Company’s offshore merchandise purchasing program with restricted cash and cash equivalents pledged as collateral.

4. Financial Instruments

The Company is exposed to credit, liquidity and market risk as a result of holding financial instruments. Market risk consists of foreign exchange and interest rate risk. See Note 14 “Financial instruments” of the Notes to the Consolidated Financial Statements for Fiscal 2013 for additional information.

Credit risk
Credit risk refers to the possibility that the Company can suffer financial losses due to the failure of the Company’s counterparties to meet their payment obligations. Exposure to credit risk exists for derivative instruments, cash and cash equivalents, accounts receivable and other long-term assets.
Cash and cash equivalents, accounts receivable, derivative instruments and investments included in other long-term assets totaling $605.8 million as at February 1, 2014 (February 2, 2013: $317.7 million, January 28, 2012: $519.3 million) expose the Company to credit risk should the borrower default on maturity of the investment. The Company manages this exposure through policies that require borrowers to have a minimum credit rating of A, and limiting investments with individual borrowers at maximum levels based on credit rating.
The Company is exposed to minimal credit risk from customers as a result of ongoing credit evaluations and review of accounts receivable collectability. As at February 1, 2014, one party represented 11.3% of the Company’s accounts receivable (February 2, 2013: no party represented greater than 10.0% of the Company’s accounts receivable, January 28, 2012: one party represented 26.5% of the Company’s accounts receivable).

Liquidity risk
Liquidity risk is the risk that the Company may not have cash available to satisfy financial liabilities as they come due. The Company actively maintains access to adequate funding sources to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.

Market risk
Market risk exists as a result of the potential for losses caused by changes in market factors such as foreign currency exchange rates, interest rates and commodity prices.

From time to time, the Company enters into foreign exchange contracts to reduce the foreign exchange risk with respect to U.S. dollar denominated assets and liabilities and purchases of goods or services. As at February 1, 2014, there were forward contracts outstanding with a notional value of US $90.0 million (February 2, 2013: nil, January 28, 2012: nil) and a fair value of $7.2 million, based on current market rates, included in “Derivative financial assets” (February 2, 2013: nil, January 28, 2012: nil) in the Consolidated Statements of Financial Position. These derivative contracts have settlement dates extending to July 2014. The intrinsic value portion of these derivatives has been designated as a cash flow hedge for hedge accounting treatment under IAS 39, Financial Instruments: Recognition and Measurement. These contracts are intended to reduce the foreign exchange risk with respect to anticipated purchases of U.S. dollar denominated goods purchased for resale (“hedged item”). As at February 1, 2014, the designated portion of these hedges was considered effective.
While the notional principal of these outstanding financial instruments is not recorded in the Consolidated Statements of Financial Position, the fair value of the contracts is included in “Derivative financial assets” or “Derivative financial liabilities”, depending on the fair value, and classified as current or long-term, depending on the maturities of the outstanding contracts. Changes in the fair value of the designated portion of contracts are included in OCI for cash flow hedges, to the extent the designated portion of the hedges continues to be effective, with any ineffective portion included in “Cost of goods and services sold” in the Consolidated Statements of Net Earnings and Comprehensive Income. Amounts previously included in Other Comprehensive Income “OCI” are reclassified to “Cost of goods and services sold” in the same period in which the hedged item impacted Net Earnings.
During Fiscal 2013, the Company recorded a loss of $7.6 million (2012: loss of $0.6 million), in “Selling, administrative and other expenses”, relating to the translation or settlement of U.S. dollar denominated monetary items consisting of cash and cash equivalents, accounts receivable and accounts payable.

The year end exchange rate was 0.8978 U.S. dollar to Canadian dollar. A 10% appreciation or depreciation of the U.S. and or the Canadian dollar exchange rate was determined to have an after-tax impact on net earnings of $0.6 million for U.S. dollar denominated balances included in cash and cash equivalents, accounts receivable and accounts payable at the end of Fiscal 2013.

Interest rate risk
From time to time, the Company enters into interest rate swap contracts with approved financial institutions to manage exposure to interest rate risks. As at February 1, 2014, the Company had no interest rate swap contracts in place (February 2, 2013: nil, January 28, 2012: nil).
Interest rate risk reflects the sensitivity of the Company’s financial condition to movements in interest rates. Financial assets and liabilities which do not bear interest or bear interest at fixed rates are classified as non-interest rate sensitive.
Cash and cash equivalents and borrowings under the Credit Facility, when applicable, are subject to interest rate risk. The total subject to interest rate risk as at February 1, 2014 was a net asset of $515.1 million (February 2, 2013: net asset of $239.8 million, January 28, 2012: net asset of $300.4 million). An increase or decrease in interest rates of 25 basis points would cause an after-tax impact on net earnings of $0.9 million for net assets subject to interest rate risk included in cash and cash equivalents and other long-term assets at the end of Fiscal 2013.

5. Funding Costs

The funding costs for the Company in Fiscal 2013 and Fiscal 2012 are outlined in the table below:

	Fourth Quarter		Fiscal
(in CAD millions)	2013	2012[4]	2013	2012[4]
Interest costs
Total long-term obligations at end of period[1]	$35.9	$59.4	$35.9	$59.4
Average long-term obligations for period[2]	44.5	62.4	52.1	78.7
Long-term funding costs[3]	1.0	1.1	4.1	4.6
Average rate of long-term funding	9.0%	7.1%	7.9%	7.8%

1	Includes current portion of long-term obligations.
2	The average long-term debt obligations is calculated as an average of the opening and ending balance for the period.
3	Excludes standby fee on the unused portion of the Credit Facility, amortization of debt issuance costs, interest accrued related to uncertain tax positions and sales tax assessments.
4	Adjusted to reflect the changes resulting from the retrospective application of the change in accounting policy related to the adoption of accounting standard “IFRS 11, Joint Arrangements”.

See Section 3 “Consolidated Financial Position, Liquidity and Capital Resources” of this MD&A for a description of the Company’s funding sources.

6. Related Party Transactions
As at March 13, 2014, ESL Investments, Inc., and investment affiliates including Edward S. Lampert, (collectively “ESL”), is the beneficial holder of 28,158,368 or 27.6%, of the common shares of the Company. Sears Holdings is the beneficial holder of 51,962,391 common shares, representing approximately 51 % of the Company’s total outstanding common shares.
In the ordinary course of business, the Company and Sears Holdings periodically share selected services, associates, and tangible and intangible assets. Transactions between the Company and Sears Holdings are recorded either at fair market value or the exchange amount, which was established and agreed to by the related parties. See Note 31 “Related party transactions” of the Notes to the Consolidated Financial Statements for Fiscal 2013 for a detailed description of these related party transactions.

Intangible Properties
The Company has a license from Sears, Roebuck & Co. (“Sears Roebuck”) to use the name “Sears” as part of its corporate name. The Company also has licenses from Sears Roebuck to use other brand names, including Kenmore®, Craftsman®, and DieHard®. The Company has established procedures to register and otherwise vigorously protect its intellectual property, including the protection of the Sears Roebuck trademarks used by the Company in Canada.
Cross Border Vendor Agreement
The Company is party to a cross border vendor agreement with Sears Roebuck establishing collaboration and allowing the Company and Sears Roebuck to use each others’ websites to sell merchandise in the United States and Canada. Merchandise sold pursuant to the agreement will obligate the Company or Sears Roebuck, as applicable, to pay fees to the other party equal to (i) for some transactions, a percentage of merchandise selling prices, and (ii) for other transactions, a percentage of the revenue booked by the applicable seller. This agreement can be terminated by either party on 60 days’ written notice and will also terminate upon a transaction that results in the Company no longer being an affiliate of Sears Holdings.
Software Agreement
The Company and Sears Roebuck are party to an information technology agreement for the sharing of information technology and software development, ownership and costs, which agreement (i) either party may terminate on 90 days’ written notice, or (ii) will terminate if Sears Holdings ceases to control 50% of the voting power of Sears Canada.
Import Services
Pursuant to an agreement between Sears Roebuck and the Company dated January 1, 1995, Sears Canada utilizes the international merchandise purchasing services of Sears Holdings. Sears Holdings may provide assistance to the Company with respect to monitoring and facilitating the production, inspection and delivery of imported merchandise and the payment to vendors. Sears Canada pays Sears Holdings a stipulated percentage of the value of the imported merchandise. In Fiscal 2013, Sears Canada paid $4.8 million to Sears Holdings in connection with this agreement compared to $5.1 million in Fiscal 2012.
Review and Approval
Material related party transactions are currently reviewed by the Audit Committee of the Company’s Board of Directors (the “Audit Committee”). The Audit Committee is responsible for pre-approving all related party transactions that have a value greater than $1.0 million.

7. Shareholders’ Equity
The only outstanding shares of the Company are common shares. The number of outstanding common shares at the end of Fiscal 2013 and Fiscal 2012 Consolidated Statement of Financial Position are as follows:

	As at February 1, 2014	As at February 2, 2013
Outstanding common shares	101,877,662	101,877,662

In Fiscal 2013, no common shares were issued (2012: no common shares were issued) with respect to the exercise of options pursuant to the Employees Stock Plan. Refer to Section 8 “Stock-Based Compensation” for information.
On November 19, 2013, the Company announced that it would distribute $509.4 million to holders of common shares as an extraordinary cash dividend. Payment in the amount of $5.00 per common share was made on December 6, 2013.
On May 22, 2013, the Toronto Stock Exchange (“TSX”) accepted the Company’s Notice of Intention to make a Normal Course Issuer Bid (“2013 NCIB”). The 2013 NCIB permits the Company to purchase for cancellation up to 5% of its issued and outstanding common shares, representing 5,093,883 of the issued and outstanding common shares as at May 10, 2013. Under the 2013 NCIB, purchases were allowed to commence on May 24, 2013 and must terminate by May 23, 2014 or on such earlier date as the Company may complete its purchases pursuant to the 2013 NCIB. The total purchase of common shares by the Company pursuant to the 2013 NCIB will not exceed, in the aggregate, 5% of all outstanding common shares, and is subject to the limits under the TSX rules, including a daily limit of 25% of the average daily trading volume (which cannot exceed 19,689 common shares a day), and a limit of one block purchase per week. As of March 13, 2014, the Company has not made any purchases of common shares under the 2013 NCIB.
From time to time, when the Company did not possess material undisclosed information about itself or its securities, it entered into a pre-defined plan with a designated broker to allow for the repurchase of common shares at times when the Company ordinarily would not have been active in the market due to its own internal trading blackout periods, insider trading rules, or otherwise. Any such plans entered into with the Company’s designated broker were adopted in accordance with the requirements of applicable Canadian securities laws.
As at March 13, 2014, there were 101,877,662 common shares outstanding.
Shareholders may obtain, without charge, a copy of the Notice of 2013 NCIB that the Company filed with the TSX by contacting the Company at 416-941-4428 or invest@sears.ca.

8. Stock-Based Compensation

Stock Option and Share Purchase Plans for Employees and Directors
The Company has three stock-based compensation plans: the Employees Stock Plan, the Stock Option Plan for Directors and the Directors’ Share Purchase Plan.
The Employees Stock Plan, which expired on April 19, 2008, provided for the granting of options and Special Incentive Shares and Options, which vested over three years and expired ten years from the grant date. The Employee Stock Plan permitted the issuance of tandem awards. Following the last grant in 2004, the Company discontinued the granting of options and Special Incentive Shares and Options under the Employees Stock Plan. Notwithstanding the expiry of the Employees Stock Plan, all outstanding stock options could be exercised or allowed to expire in accordance with the terms of their grants. The last grant of stock options expired on February 1, 2014 and as a result, there are zero options outstanding under the Employees Stock Plan (February 2, 2013: 5,440 options outstanding). The Stock Option Plan for Directors provides for the granting of stock options to Directors who are not employees of the Company or Sears Holdings. Options granted under the Stock Option Plan for Directors generally vest over three years and are exercisable within ten years from the grant date. No stock options have been granted under the Stock Option Plan for Directors since the last grant in 2003.
The Directors’ Share Purchase Plan provides for the granting of common shares to Directors, to be purchased by the Company on the TSX, as part of their annual remuneration for services rendered on the Board. Following the last grant in 2005, the Company has discontinued the granting of shares under the Directors’ Share Purchase Plan.

9. Accounting Policies and Estimates
a. Critical Accounting Estimates
In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions with regards to the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.
The following are the critical judgments that management has made in the process of applying the Company’s accounting policies, key assumptions concerning the future and other key sources of estimation uncertainty that have the potential to materially impact the carrying amounts of assets and liabilities within the next fiscal year.
9.1 Legal liabilities
Assessing the financial outcome of uncertain legal positions requires judgment to be made regarding the relative merits of each claim and the extent to which a claim is likely to be successful. The assessments are based on reviews conducted by internal and external counsel, when appropriate.

Changes in estimates or assumptions could cause changes to “Provisions” on the Consolidated Statements of Financial Position and a charge or credit to “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings and Comprehensive Income. See Note 16 “Provisions” of the Notes to the Consolidated Financial Statements for Fiscal 2013 for additional information.

9.2 Inventory
9.2.1 Obsolescence, valuation and inventory stock losses
Inventory is written-down to reflect future losses on the disposition of obsolete merchandise. Future losses are estimated based on historical trends that vary depending on the type of inventory.
An adjustment is made each period to value inventory at the lower of cost and net realizable value. This adjustment is estimated based on historical trends that vary depending on the type of inventory.
Inventory is adjusted to reflect estimated inventory stock losses incurred in the year based on recent historical inventory count data.
9.2.2 Vendor rebates
Inventory is adjusted to reflect vendor rebates received or receivable based on vendor agreements. This adjustment is estimated based on historical data and current vendor agreements.
9.2.3 Freight
Inbound freight incurred to bring inventory to its present location is estimated each reporting period and is included in the cost of inventory. This estimate is based on historical freight costs incurred.
Changes in estimates may result in changes to “Inventories” on the Consolidated Statements of Financial Position and a charge or credit to “Cost of goods and services sold” in the Consolidated Statements of Net Earnings and Comprehensive Income. See Note 7 “Inventories” of the Notes to the Consolidated Financial Statements for Fiscal 2013 for additional information.
9.3 Impairment of property, plant and equipment and intangible assets
The Company’s property, plant and equipment and intangible assets have been allocated to CGUs, which are generally Full-Line stores. Determining whether the CGU is impaired requires an estimation of the recoverable amount of the CGU, which is the higher of the fair value less costs to sell and its value in use. To determine the recoverable amount of the CGU, management is required to estimate its fair value by evaluating the expected future cash flow using an appropriate growth rate, the estimated costs to sell and a suitable discount rate to calculate the value in use.
Changes in estimates may result in changes to “Property, plant and equipment” and “Intangible assets” on the Consolidated Statements of Financial Position and a charge or credit to “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings and Comprehensive Income. See Note 9 “Property, plant and equipment and investment property” and Note 10 “Goodwill and intangible assets” of the Notes to the Consolidated Financial Statements for Fiscal 2013 for additional information.
9.4 Impairment of goodwill
Determining whether goodwill is impaired requires the Company to determine the recoverable amount of the CGU to which the goodwill is allocated. To determine the recoverable amount of the CGU, management is required to estimate its fair value by evaluating expected future cash flow using an appropriate growth rate, the estimated costs to sell and a suitable discount rate to calculate the value in use.
Changes in estimates may result in changes to “Goodwill” on the Consolidated Statements of Financial Position and a charge to “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings and Comprehensive Income. See Note 10 “Goodwill and intangible assets” of the Notes to the Consolidated Financial Statements for Fiscal 2013 for additional information.

9.5 Retirement benefit liability
The retirement benefit liability is estimated based on certain actuarial assumptions, including the discount rate, inflation rate, salary growth and mortality rates. New regulations and market driven changes may impact the assumptions made.
Changes in estimates may result in changes to the “Retirement benefit liability” on the Consolidated Statements of Financial Position and a charge or credit to “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings and Comprehensive Income. See Note 20 “Retirement benefit plans” of the Notes to the Consolidated Financial Statements for Fiscal 2013 for additional information.
9.6 Loyalty program deferred revenue
The fair value of Sears Club points granted is deferred at the time of the related initial sale transaction and is recognized upon redemption of the points for merchandise. The redemption value of the points is estimated based on historical behaviour and trends in redemption rates and redemption values.
Changes in estimates may result in changes to “Deferred revenue” (current) on the Consolidated Statements of Financial Position and an increase or decrease to “Revenue” and/or “Cost of goods and services sold” in the Consolidated Statements of Net Earnings and Comprehensive Income. See Note 13 “Deferred revenue” of the Notes to the Consolidated Financial Statements for Fiscal 2013 for additional information.
9.7 Derivative assets and liabilities
All derivatives are measured at fair value. U.S. dollar option contracts are traded over-the-counter and give holders the right to buy, or sell, a specified amount of U.S. currency at an agreed upon price and date in the future. Fair values of the U.S. dollar option contracts are derived using a Black-Scholes valuation model. The Company is required to estimate various inputs which are used in this model that are a combination of quoted prices and observable market inputs. The fair values of derivatives include an adjustment for credit risk when appropriate.
Changes in estimates may result in changes to “Derivative financial assets” and “Derivative financial liabilities” on the Consolidated Statements of Financial Position and a charge or credit to “Cost of goods and services sold”, “Selling, administrative and other expenses” or “Other comprehensive income” in the Consolidated Statements of Net Earnings and Comprehensive Income. See Note 14 “Financial instruments” of the Notes to the Consolidated Financial Statements for Fiscal 2013 for additional information.
9.8 Provisions
Provisions are estimated based on historical data, cost estimates provided by specialists and future projections.
Changes in estimates or assumptions could cause changes to “Provisions” on the Consolidated Statements of Financial Position and a charge or credit to “Cost of goods and services sold” or “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings and Comprehensive Income. See Note 16 “Provisions” of the Notes to the Consolidated Financial Statements for Fiscal 2013 for additional information.
9.9 Leasing arrangements
The Company has applied judgment in the classification of its leasing arrangements, which is determined at the inception of the lease and is based on the substance of the transaction, rather than its legal form. The Company’s leases were evaluated based on certain significant assumptions including the discount rate, economic life of a building, lease term and existence of a bargain renewal option.

Changes in estimates or assumptions could cause changes to “Property, plant and equipment”, “Principal payments on long-term obligations due within one year” and “Long-term obligations” on the Consolidated Statements of Financial Position and a charge or credit to “Selling, administrative and other expenses” and “Finance costs” in the Consolidated Statements of Net Earnings and Comprehensive Income. See Note 19 “Leasing arrangements” of the Notes to the Consolidated Financial Statements for Fiscal 2013 for additional information.

9.10 Taxes
In the ordinary course of business, the Company is subject to ongoing audits by tax authorities. While the Company believes that its tax filing positions are appropriate and supportable, certain matters are periodically challenged by tax authorities. The Company applies judgment and routinely evaluates and provides for potentially unfavourable outcomes with respect to any tax audits. If the result of a tax audit materially differs from the existing provisions, the Company’s effective tax rate and its net earnings will be affected positively or negatively.
Changes in estimates or assumptions could cause changes to “Income taxes recoverable”, “Deferred tax assets”, “Income and other taxes payable” and “Deferred tax liabilities” on the Consolidated Statements of Financial Position and a charge or credit to “Income tax expense (recovery)” in the Consolidated Statements of Net Earnings and Comprehensive Income. See Note 22 “Income taxes” of the Notes to the Consolidated Financial Statements for Fiscal 2013 for additional information.
9.11 Gift Card
The gift card liability is based on the total amount of gift cards outstanding which have not yet been redeemed by customers. The Company also recognizes income when the likelihood of redeeming the gift card is remote (“gift card breakage”). Gift card breakage is estimated based on historical redemption patterns, and changes in estimates of the redemption patterns may result in changes to “Deferred Revenue” (current) on the Consolidated Statements of Financial Position and an increase or decrease to “Revenue” on the Consolidated Statements of Net Earnings and Comprehensive Income.
9.12 Classification of joint arrangements
The Company has classified its 15-20% interest in real estate joint arrangements related to three shopping centres as joint operations. In doing so, the Company determined that the decisions regarding relevant activities require unanimous consent of the parties sharing control. In the event of a dispute between parties sharing control of the joint arrangements, settlement occurs through unbiased arbitration, legal action, or a sale of the party’s interest to the other party. The Company examined the legal structure, contractual arrangements and other relevant facts and circumstances for each joint arrangement and determined that it had rights to the assets and obligations to the liabilities of each joint arrangement. Therefore, the Company has determined that its real estate joint arrangements are joint operations and have been recognized in accordance with the Company’s interest in the assets and liabilities of these arrangements. See Note 11 “Joint arrangements” of the Notes to the Consolidated Financial Statements for Fiscal 2013 for additional information.

b. Changes in Accounting Policy
IFRS 11, Joint Arrangements (“IFRS 11”)
The Company adopted IFRS 11 in the first quarter of 2013. On May 12, 2011 the International Accounting Standards Board (“IASB”) issued IFRS 11 and required that a party in a joint arrangement assess its rights and obligations to determine the type of joint arrangement and account for those rights and obligations accordingly. The Company has real estate joint arrangements related to three shopping centres, for which decisions regarding relevant activities require unanimous consent of the parties sharing control. In the event of a dispute between the parties sharing control of the joint arrangements, settlement occurs through unbiased arbitration, legal action, or a sale of the party’s interest in the joint arrangement to the other party. The Company examined the legal structure, contractual arrangements and other relevant facts and circumstances of each joint arrangement, and the Company determined that it had rights to the assets and obligations to the liabilities of each joint arrangement. Therefore, the Company has determined that its real estate joint arrangements are joint operations and have been recognized in accordance with the Company’s interest in the assets and liabilities of these arrangements.
IFRS 11 is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The amendments are required to be applied retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.
As the Company implemented IFRS 11 in the first quarter of 2013, the Company has retrospectively adjusted the assets and liabilities as at February 2, 2013 and January 28, 2012 and income, expenses and cash flow for the Fiscal 2012.
A summary of the impact arising from the application of the change in accounting policy is as follows:

Consolidated Statements of Financial Position
(Increase (decrease) in CAD millions)	As at February 2, 2013	As at January 28, 2012
Cash and cash equivalents	$1.5	$2.8
Accounts receivable, net	1.5	1.4
Prepaid expenses	(1.5)	—
Net change to current assets	1.5	4.2

Property, plant and equipment	278.5	324.1
Investment in joint arrangements	(263.4)	(301.4)
Other long-term assets	9.0	9.8
Net change to total assets	25.6	36.7

Accounts payable and accrued liabilities	1.7	4.0
Deferred revenue	0.3	—
Other taxes payable	0.1	0.1
Current portion of long-term obligations	4.0	4.1
Net change to current liabilities	6.1	8.2

Long-term obligations	19.3	27.2
Deferred tax liabilities	0.2	0.3
Other long-term liabilities	—	1.0
Net change to total liabilities	25.6	36.7

Consolidated Statements of Net Earnings
(Increase (decrease) in CAD millions)	53-Week Period Ended February 2, 2013
Revenue	$45.8
Selling, administrative and other expenses	34.7
Finance costs	1.8
Interest income	0.2
Share of income from joint arrangements	(9.5)

Consolidated Statements of Cash Flows
(Increase (decrease) in cash flow arising from items noted below in CAD millions)	53-Week Period Ended February 2, 2013
Depreciation and amortization	$13.2
Impairment loss	2.2
Share of income from joint arrangements	9.5
Finance costs	1.8
Interest income	(0.2)
Interest paid	(1.8)
Changes in non-cash working capital	0.7
Changes in long-term assets and liabilities	(1.2)
Additions of property, plant & equipment and intangible assets	(4.1)
Repayment on long-term obligations	(4.0)
Dividends received from joint arrangements	(18.4)

c. Issued Standards Not Yet Adopted
The Company monitors the standard setting process for new standards and interpretations issued by the IASB that the Company may be required to adopt in the future. Since the impact of a proposed standard may change during the review period, the Company does not comment publicly until the standard has been finalized and the effects have been determined.
On December 16, 2011, the IASB issued amendments to two previously released standards. They are as follows:
IAS 32, Financial Instruments: Presentation (“IAS 32”)
The IASB amended IAS 32 to address inconsistencies in current practice in the application of offsetting criteria. The amendments provide clarification with respect to the meaning of ‘currently has a legally enforceable right of set-off’ and that some gross settlement systems may be considered equivalent to net settlement. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company is currently assessing the impact of these amendments on the Company’s consolidated financial statements and related note disclosures.
IFRS 9, Financial Instruments (“IFRS 9”)
This standard will ultimately replace IAS 39, Financial Instruments: Recognition and Measurement in phases. The first phase of IFRS 9 was issued on November 12, 2009 and addresses the classification and measurement of financial assets. The second phase of IFRS 9 was issued on October 28, 2010 incorporating new requirements on accounting for financial liabilities. On December 16, 2011, the IASB amended the mandatory effective date of IFRS 9 to fiscal years beginning on or after January 1, 2015. The amendment also provides relief from the requirement to recast comparative financial statements for the effect of applying IFRS 9. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. On November 19, 2013, the IASB withdrew the mandatory effective date of IFRS 9. The Company will evaluate the overall impact on the Company’s consolidated financial statements when the final standard, including all phases, is issued.

On May 20, 2013, the IASB issued the following interpretation:
IFRIC 21, Levies (“IFRIC 21”)
This interpretation provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37. Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. This interpretation is applicable for annual periods on or after January 1, 2014. The Company is currently assessing the impact of these amendments on the Company’s consolidated financial statements and related note disclosures.

10. Disclosure Controls and Procedures

Disclosure Controls and Procedures
Management of the Company is responsible for establishing and maintaining a system of disclosure controls and procedures (“DC&P”) that are designed to provide reasonable assurance that information required to be disclosed by the Company in its public disclosure documents, including its Annual and Interim MD&A, Annual and Interim Financial Statements, and Annual Information Form is recorded, processed, summarized and reported within required time periods and includes controls and procedures designed to ensure that the information required to be disclosed by the Company in its public disclosure documents is accumulated and communicated to the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), to allow timely decisions regarding required DC&P.
Management of the Company, including the CEO and CFO, has caused to be evaluated under their supervision, the Company’s DC&P, and has concluded that the Company’s DC&P was effective for the year ended February 1, 2014.

Internal Control over Financial Reporting
Management of the Company is also responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management of the Company, including the CEO and CFO, has caused to be evaluated the internal control over financial reporting and has concluded, based on that evaluation, that the Company’s internal control over financial reporting was effective as at the fiscal year-end, being February 1, 2014. Additionally, Management of the Company evaluated whether there were changes in the internal control over financial reporting during Fiscal 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting and has determined that no material changes occurred during this period.
Internal control systems, regardless of superiority in design, have inherent limitations. Therefore, even those systems that have been determined to have been designed effectively can only provide reasonable assurance with respect to financial reporting and financial statement preparation.

11. Risks and Uncertainties

Risks Relating to Our Business

If the Company is unable to compete effectively in the highly competitive retail industry, the Company’s business and results of operations could be materially adversely affected.

The Canadian retail market remains highly competitive as key players and new entrants compete for market share. International retailers continue to expand into Canada while existing competitors enhance their product offerings and become direct competitors. The Company’s competitors include traditional full-line department stores, discount department stores, wholesale clubs, ‘big-box’ retailers, internet retailers and specialty stores offering alternative retail formats. Failure to develop and implement appropriate competitive strategies and the performance of the Company’s competitors could have a material adverse effect on the Company’s business, results of operations, and financial condition.

In order to stay competitive and relevant to our customers, the Company’s strategic plan for 2014 is centered on three strategic levers: merchandising value, cost and efficiency value, and the value of our network and assets. The achievement of strategic goals may be adversely affected by a wide range of factors, many of which are beyond the Company’s control. The inability to execute and integrate strategic plans could have a negative impact on the Company’s current operations, market reputation, customer satisfaction and financial position. The Company’s ability to implement and achieve its long-term strategic objectives is dependent on the achievement of these strategic plans and initiatives. There can be no assurance that such plans and initiatives will yield the expected results, either of which could cause the Company to fall short in achieving financial objectives and long-range goals.

Additional risk may arise when foreign retailers carrying on business in Canada in competition with the Company engage in marketing activities which are not in full compliance with Canadian legal requirements regarding advertising and labeling rules and product quality standards. Such retailers may gain an unfair advantage and their activities may negatively affect the Company’s business and results of operations.

The majority of the performance payments earned pursuant to the credit card marketing and servicing alliance with JPMorgan Chase are related to customers’ purchases using the Sears Card and Sears MasterCard. The credit card industry is highly competitive as credit card issuers continue to expand their product offerings to distinguish their cards. As competition increases, there is a risk that a reduction in the percentage of purchases charged to the Sears Card and Sears MasterCard may negatively impact the Company’s results of operations and financial condition.

Due to the seasonality of the Company’s business, the Company’s results of operations would be adversely affected if the Company’s business performed poorly in the fourth quarter or as a result of unseasonable weather patterns.

The Company’s operations are seasonal in nature with respect to results of operations and in products and services offered. Merchandise and service revenues, as well as performance payments received from JPMorgan Chase, vary by quarter based upon consumer spending behavior. Historically, the Company’s revenues and earnings have been higher in the fourth quarter due to the holiday season and we have reported a disproportionate level of earnings in that quarter. As a result, the fourth quarter results of operations significantly impacts the Company’s annual results of operations. The Company’s fourth quarter results of operations may fluctuate significantly based on many factors, including holiday spending patterns and weather conditions. In addition, the Company offers many seasonal goods and services. The Company establishes budgeted inventory levels and promotional activity in accordance with its strategic initiatives and expected consumer demand. Businesses that generate revenue from the sale of seasonal merchandise and services are subject to the risk of changes in consumer spending behavior as a result of unseasonable weather patterns.

If the Company fails to offer merchandise and services that the Company’s customers want, the Company’s sales may be limited, which would reduce the Company’s revenues and profits and adversely impact the Company’s results of operations.

To be successful, the Company must identify, obtain supplies, and offer to customers attractive, relevant and high-quality merchandise and services on a continuous basis. Customers’ preferences may change over time. If we misjudge either the demand for products and services the Company sells or the Company’s customers’ purchasing habits and tastes, the Company may be faced with excess inventories of some products and missed opportunities for products and services the Company chose not to offer. This could have a negative effect on the Company’s revenues and profits and adversely impact our results of operations.

The Company’s failure to retain our senior management team and to continue to attract qualified new personnel could adversely affect the Company’s business and results of operations.

The Company’s success is dependent on its ability to attract, motivate and retain senior leaders and other key personnel. The loss of one or more of the members of the Company’s senior management may disrupt the Company’s business and adversely affect its results of operations. Furthermore, the Company may not be successful in attracting, assimilating and retaining new personnel to grow its business profitably. The inability to attract and retain key personnel could have an adverse effect on the Company’s business.

If the Company does not successfully manage its inventory levels, the Company’s results of operations will be adversely affected.

The Company must maintain sufficient in-stock inventory levels to operate the business successfully while minimizing out- of-stock levels. A significant portion of inventory is sourced from vendors requiring advance notice periods in order to supply the quantities that we require. These lead times may adversely impact the Company’s ability to respond to changing consumer preferences, resulting in inventory levels that are insufficient to meet demand or in merchandise that may have to be sold at lower prices. Inappropriate inventory levels or a failure to accurately anticipate the future demand for a particular product or the time it will take to obtain new inventory may negatively impact the Company’s results of operations.

If the Company is unable to secure an agreement with a financial institution for the management of the credit and financial services operations under substantially the same terms and conditions as currently in existence, the Company’s results of operations may be negatively impacted.

The credit and financial services operations of the Company are currently managed by JPMorgan Chase. The Company entered into a long-term marketing and servicing alliance with JPMorgan Chase in 2006 with a term of 10 years. The term of this alliance is set to expire in 2015. As the Company is currently in the process of considering available options with respect to the future management of the credit and financial services operations, there is a risk that the Company may not be able to secure substantially the same terms and conditions as it currently has with JPMorgan Chase, which may in turn affect the Company’s results of operations and financial condition.

The Company relies extensively on computer systems to process transactions, summarize results and manage its business. Disruptions in these systems could harm the Company’s ability to run its business.

Given the number of individual transactions that the Company processes each year, it is critical that the Company maintains uninterrupted operation of its computer and communications hardware and software systems. These systems are subject to obsolescence, damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, catastrophic events such as fires, natural disasters and adverse weather occurrences and usage errors by the Company’s employees. If the systems are damaged or cease to function properly, the Company may have to make a significant investment to fix or replace them, may suffer interruptions in operations in the interim and the Company’s reputation with its customers may be harmed.

The Company’s ability to maintain sufficient inventory levels in its stores is critical to the Company’s success and largely depends upon the efficient and uninterrupted operation of its computer and communications hardware and software systems. Any material interruption in the Company’s computer operations may have a material adverse effect on the Company’s business and results of operations.

The Company relies on foreign sources for significant amounts of its merchandise, and the Company’s business may therefore be negatively affected by the risks associated with international trade.

The Company is dependent upon a significant amount of products that originate from non-Canadian markets. In particular, the Company sources a significant amount of products from China. The Company is subject to the risks that are associated with the sourcing and delivery of this merchandise, including: potential economic, social, and political instability in jurisdictions where suppliers are located; structural integrity and fire safety of foreign factories; increased shipping costs, potential transportation delays and interruptions; adverse foreign currency fluctuations; changes in international laws, rules and regulations pertaining to the importation of products and quotas; and the imposition and collection of taxes and duties. Any increase in cost to the Company of merchandise purchased from foreign vendors or restriction on the merchandise made available to the Company by such vendors could have an adverse effect on the Company’s business and results of operations.

Damage to the reputations of the brands the Company sells could reduce the Company’s revenues and profits and adversely impact the Company’s results of operations.

As a diverse and multi-channel retailer, the Company promotes many brands as part of the Company’s normal course of business. These brands include the Sears brand, Sears private label brands for product lines such as Jessica, and non-proprietary brands exclusive to the Company. Damage to the reputation of these brands or the reputation of the suppliers of these brands could negatively impact consumer opinions of the Company or its related products and reduce its revenues and profits and adversely impact its results of operations. In those circumstances, it may be difficult and costly for the Company to regain customer confidence.

If the Company’s relationships with its significant suppliers were to be impaired, it could have a negative impact on the Company’s competitive position and adversely impact its results of operations and financial condition.

Although the Company’s business is not substantially dependent on any one supplier, the Company’s relationship with certain suppliers is of significance to its merchandising strategy, including attracting customers to its locations, cross-segment sales and image. The loss of a significant supplier relationship could result in lower revenues and decreased customer interest in the Company’s stores, which, in turn, would adversely affect the Company’s results of operations and financial condition. In addition, the Company may not be able to develop relationships with new suppliers, and products from alternative sources, if any, may be of a lesser quality and more expensive than those the Company currently purchases.

We rely on third parties to provide us with services in connection with the administration of certain business functions.

The Company has entered into agreements with third-party service providers (both domestic and international) to provide processing and administration functions over a broad range of areas. These areas include finance and accounting, information technology, payroll and procurement functions. Services provided by third parties as a part of outsourcing initiatives could be interrupted as a result of many factors, such as social or political unrest, natural disasters, extreme or unseasonable weather, acts of war or terrorism, systems breakdowns or power outages or other significant events outside of the Company’s control, contract disputes, or failure by third parties to provide these services on a timely basis within service level expectations and performance standards, which could result in a disruption of the Company’s business, and adversely affect the Company’s results of operations. In addition, to the extent the Company is unable to maintain its outsourcing arrangements, it could potentially incur substantial costs, including costs associated with hiring new employees, in order to return these services in-house.

The Company relies on its relationship with a number of licensees to manage and operate the day-to-day operations of certain components of the Company’s business.

The Company has entered into licensing arrangements with various third parties. The financial instability of licensees and their inability to fulfill the terms and obligations under their respective agreements with the Company could potentially have a negative effect on the Company’s revenues with respect to these arrangements and could cause the Company to incur substantial costs, including moving the services in-house or finding an alternative third party to perform the services.

The lack of willingness of the Company’s vendors to provide acceptable payment terms could negatively impact the Company’s liquidity and/or reduce the availability of products or services that the Company seeks to procure.

The Company depends on its vendors to provide it with financing for the Company’s purchases of inventory and services. The Company’s vendors could seek to limit the availability of vendor credit to the Company or other terms under which they sell to the Company, or both, which could negatively impact the Company’s liquidity. In addition, the inability of the Company’s vendors to access liquidity, or the insolvency of the Company’s vendors, could lead to their failure to deliver inventory or other services to the Company. Certain of the Company’s vendors may finance their operations and/or reduce the risk associated with collecting accounts receivable from the Company by selling or “factoring” the receivables or by purchasing credit insurance or other forms of protection from loss associated with the Company’s credit risks. The ability of the Company’s vendors to do so is subject to the Company’s perceived credit quality. The Company’s vendors could be limited in their ability to factor receivables or obtain credit protection in the future because of the Company’s perceived financial position and credit worthiness, which could reduce the availability of products or services the Company seeks to procure.

The Company may be subject to product liability claims if people or properties are harmed by the products the Company sells or the services it offers.

The Company sells products produced by third party manufacturers. Some of these products may expose the Company to product liability claims relating to personal injury, death or property damage caused by such products and may require the Company to take actions, such as product recalls. In addition, the Company also provides various services which could give rise to such claims. Although the Company maintains liability insurance to mitigate these potential claims, the Company cannot be certain that its coverage will be adequate for liabilities actually incurred or that insurance will continue to be available on economically reasonable terms or at all.

Product liability claims can be expensive to defend and can divert the attention of management and other personnel for significant periods, regardless of the ultimate outcome. Claims of this nature, as well as product recalls, could also have a negative impact on customer confidence in the products and services the Company offers and on the Company’s reputation, and adversely affect the Company’s business and its results of operations.

If the Company does not maintain the security of its customers, associates or Company information, the Company could damage its reputation, incur substantial additional costs and become subject to litigation.

Any significant security compromise or breach of customer, associate or Company data, either held or maintained by the Company or its third party providers, could significantly damage the Company’s reputation and brands and result in additional costs, lost sales, fines and/or lawsuits. The regulatory environment in Canada related to information security and privacy is very rigorous. There is no guarantee that the procedures that we have implemented to protect against unauthorized access to secured data are adequate to safeguard against all data security breaches. A data security breach could negatively impact the Company’s business and its results of operations.

The performance of the Company’s real estate joint arrangements may be affected by events outside of the Company’s control.

The primary objective of the Company’s real estate joint arrangements is to maximize the returns on its investments in shopping centre real estate. The Company reviews the performance of these joint arrangements on a regular basis. Shopping centre investments are non-core assets that the Company sells when it believes it is financially advantageous to do so. Similarly, the Company may also develop excess land within these real estate holdings and shopping centre joint arrangements when it is advantageous to do so. The return on such transactions is contingent on the state of the economic environment and other factors. In addition, the credit worthiness and financial stability of tenants and partners could negatively impact the Company’s results of operations.

The Company is subject to a number of long-term real estate leases which could restrict the Company’s ability to respond to changes in demographics or the retail environment and adversely impact the Company’s results of operations.

As of February 1, 2014, the Company operated a total of 118 Full-line department stores, 331 specialty stores (including 48 Sears Home stores, 11 Outlet stores, four Appliances and Mattresses stores, 234 Hometown Dealer stores operated under independent local ownership and 34 Corbeil stores), 1,446 catalogue merchandise pick-up locations and 97 Sears Travel offices. Company owned stores consist of 14 Full-line department stores and two Sears Home stores, with the majority of the remainder held under long-term leases. While the Company is able to change its merchandise mix and relocate stores in order to maintain competitiveness, the Company is restricted from vacating a current site without breaching its contractual obligations and incurring lease-related expenses for the remaining portion of the lease-term. The long-term nature of the leases may limit the Company’s ability to respond in a timely manner to changes in the demographic or retail environment at any location, which could adversely affect the Company’s results of operations. In addition, when leases for the stores in the Company’s ongoing operations expire, the Company may be unable to negotiate renewals, either on commercially acceptable terms, or at all, which could cause us to close stores. Accordingly, the Company is subject to the risks associated with leasing real estate, which could have an adverse effect on the Company’s results of operations.

The Company may be subject to legal proceedings if the Company violates the operating covenants in its real estate leases that could adversely affect the Company’s business and results of operations.

As of February 1, 2014, the Company had operating covenants with landlords for approximately 100 Sears brand corporate stores. An operating covenant generally requires the Company, during normal operating hours, to operate a store continuously as per the identified format in the lease agreement. As of February 1, 2014, the remaining term of the various Sears operating covenants ranged from less than one year to 25 years, with an average remaining term of approximately seven years. Failure to observe operating covenants may result in legal proceedings against the Company and adversely affect the Company’s business and results of operations.

The Company is subject to laws and regulations that impact its business and a failure to comply with such laws and regulations could lead to lawsuits or regulatory actions against the Company that could adversely affect the Company’s business and results of operations.

Laws and regulations are in place to protect the interests and well-being of the Company’s customers and communities, business partners, suppliers, employees, shareholders and creditors. Changes to statutes, laws, regulations or regulatory policies, including changes in the interpretation, implementation or enforcement of statutes, laws, regulations and regulatory policies, could adversely affect the Company’s business and results of operations. In addition, the Company may incur significant costs in the course of complying with any changes to applicable statutes, laws, regulations and regulatory policies.

The Company’s failure to comply with applicable statutes, laws, regulations or regulatory policies could result in a judicial or regulatory judgment or sanctions and financial penalties that could adversely impact the Company’s reputation, business and results of operations. Although the Company believes that it has taken reasonable measures designed to ensure compliance with governing statutes, laws, regulations and regulatory policies in the jurisdictions in which it conducts business, there is no assurance that the Company will always be in compliance or deemed to be in compliance.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including those related to foreign private issuers and the Sarbanes-Oxley Act of 2002, and related regulations implemented by the United States SEC are creating uncertainty for foreign private issuers, increasing legal and financial compliance costs, and making some activities more time consuming. The Company is currently evaluating and monitoring developments with respect to new and proposed rules, such as the new conflict minerals disclosure requirements, and cannot predict or estimate the amount of additional costs it may incur or the timing of such costs. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. The costs of compliance or our failure to comply with these laws, rules and regulations could adversely affect our reputation, business, results of operations, financial condition and the price of our common shares.

The Company is required to comply with federal and provincial environmental laws and regulations, the cost of which may adversely affect the Company’s results of operations and financial condition.

The Company is exposed to environmental risk as an owner, lessor and lessee of property. Under federal and provincial laws, the owner, lessor or lessee could be liable for the costs of removal and remediation of certain hazardous substances on its properties or disposed of at other locations. The failure to remove or remediate such substances, if any, could lead to claims against the Company.

The Company is currently remediating various locations across Canada where it has operated auto centres, gas bars and a logistics facility. The extent of the remediation and the costs thereof have not yet been determined. The Company continues to monitor the costs of remediation and appropriately provide for these costs in its reserves. If we commit to renovating a leased or owned building that contains or may contain asbestos, or if asbestos is inadvertently disturbed, we will be legally obligated to comply with asbestos removal standards. The extent of this liability has not yet been determined because the costs to remove asbestos depend upon factors including, among others, the location and extent of any renovations undertaken. Inadvertent disturbance of asbestos cannot be foreseen. The costs incurred by the Company could be significant and may negatively impact the Company’s results of operations and financial condition.

The Company is exposed to a variety of legal proceedings, including class action lawsuits, and tax audits which, if adversely decided, could materially adversely affect the Company.

The Company is currently involved in various legal proceedings incidental to the normal course of business. Although the Company is of the view that the final disposition of any such litigation is not expected to have a material adverse effect on its liquidity, consolidated financial position or results of operations, the outcome of such litigation cannot be predicted with certainty.

In the ordinary course of business, the Company is subject to ongoing audits by tax authorities. While we believe that the Company’s tax filing positions are appropriate and supportable, periodically, certain matters are reviewed and from time to time are challenged by the tax authorities. As the Company routinely evaluates and provides for potentially unfavorable outcomes with respect to any tax audits, it believes that the final disposition of tax audits will not have a material adverse effect on its liquidity, consolidated financial position or results of operations. If the result of a tax audit materially differs from the existing provisions, the Company’s effective tax rate and net earnings could be affected positively or negatively in the period in which the tax audits are completed.

The Company’s results of operations may be adversely impacted if insurance coverage is deemed insufficient or if the Company or the insurance industry is affected by unexpected material events.

The Company maintains directors and officers insurance, liability insurance, business interruption and property insurance and this insurance coverage reflects deductibles, self-insured retentions, limits of liability and similar provisions. Although the Company has taken measures to ensure that it has the appropriate coverage, including maintaining an annual reserve for liability claims, there is no guarantee that the Company’s insurance coverage will be sufficient, or that insurance proceeds will be paid to us in a timely manner. In addition, there are types of losses we may incur but against which we cannot be insured or which we believe are not economically reasonable to insure, such as losses due to acts of war and certain natural disasters. If we incur these losses and they are material, our business, operating results and financial condition may be adversely affected. Also, certain material events may result in sizable losses for the insurance industry and materially adversely impact the availability of adequate insurance coverage or result in significant premium increases. Accordingly, we may elect to self-insure, accept higher deductibles or reduce the amount of coverage in response to such market changes.

Events outside the Company’s control such as social or political unrest, natural disasters, extreme or unseasonable weather, acts of war or terrorism, systems breakdowns or power outages could have a material adverse effect on the Company’s business and results of operations.

The Company’s business is sensitive to customers’ spending patterns, which may be affected by domestic and international social or political unrest, natural disasters, extreme or unseasonable weather, acts of war or terrorism, or other significant events outside of the Company’s control, any of which could lead to a decrease in spending by consumers. In addition, such events as well as systems breakdowns and power outages could cause store closures, disrupt supply chain or other operations, delay shipments of merchandise to consumers, reduce revenue and result in expenses to repair or replace facilities. Disruptions during a peak season such as the month of December, which may account for up to 40% of a year’s earnings, could have a particularly adverse effect on the Company’s business and results of operations.

The Company’s business could suffer if it is unsuccessful in making, integrating, and maintaining acquisitions and investments.

From time to time we pursue strategic acquisitions of, joint arrangements with, or investments in, other companies or businesses, although the Company has no present commitments with respect to any material acquisitions or investments. Any such acquisition, joint arrangement or investment that the Company makes may require the Company to spend its cash, or incur debt, contingent liabilities, or amortization expenses related to intangible assets, any of which could reduce the Company’s profitability and harm its business. Acquisitions, joint arrangements and investments also increase the complexity of the Company’s business and place strain on its management, personnel, operations, supply chain, financial resources, and internal financial controls and reporting functions. The Company may not be able to manage acquisitions, joint arrangements or investments effectively, which could damage the Company’s reputation, limit its growth and adversely affect its business and results of operations.

Financial Risks

The Company’s business has been and will continue to be affected by Canadian and worldwide economic conditions; a persistence or worsening of current economic conditions could lead to reduced revenues and gross margins, and negatively impact the Company’s liquidity.

The Company plans its operations giving regard to economic and financial variables that are beyond its control. Changes to these variables may adversely impact the Company’s performance. Should the current economic conditions persist or worsen, heightened competition, a further decline in consumer confidence, lower disposable income, higher unemployment and personal debt levels may result, which could lead to reduced demand for the Company’s products and services. Any of these events could cause the Company to increase inventory markdowns and promotional expenses, thereby reducing the Company’s gross margins and results of operations. The Company’s results of operations have been negatively impacted as a result of the current economic conditions and it is difficult to accurately assess the potential impact on the Company’s business. If the Canadian or global economies continue to worsen, however, the Company could experience a decline in same store sales, erosion of gross profit and profitability.

Increasing fuel and energy costs may have a significant negative impact on the Company’s operations. The Company requires significant quantities of fuel for the vehicles used to distribute and deliver inventory and the Company is exposed to the risk associated with variations in the market price for petroleum products. The Company could experience a disruption in energy supplies, including its supply of gasoline, as a result of factors that are beyond the Company’s control, which could have an adverse effect on the Company’s business. Certain of the Company’s vendors also are experiencing increases in the cost of various raw materials, such as cotton, oil- related materials, steel and rubber, which could result in increases in the prices that the Company pays for merchandise, particularly apparel, appliances and tires and adversely affect the Company’s results of operations.

Liquidity Risk

The Company could face liquidity risk due to various factors, including but not limited to, the unpredictability of the current economic climate, failure to secure appropriate funding vehicles and cash flow issues relating to the operation and management of the business. Failure to fulfill financial obligations due and owing from the Company as a result of this liquidity risk could have undesirable consequences on the Company.

Fluctuations in U.S. and Canadian dollar exchange rates may adversely impact the Company’s results of operations.

The Company’s foreign exchange risk is currently limited to currency fluctuations between the Canadian and U.S. dollar. The Company is vulnerable to increases in the value of the U.S. dollar relative to the Canadian dollar because the majority of its revenues are denominated in Canadian dollars and a substantial amount of the merchandise the Company purchases is priced in U.S. dollars. The costs of these goods in Canadian dollars rise when the U.S. dollar increases in value relative to the Canadian dollar and, as a result, the Company may be forced to increase its prices or reduce its gross margins. We may use foreign currency forward and option contracts to hedge the exchange rate risk on a portion of the Company’s expected requirement for U.S. dollars. There can be no assurance that the Company’s hedging efforts will achieve their intended results or that the Company’s estimate of its requirement for U.S. dollars will be accurate, with the result that currency fluctuations may have an adverse impact on the Company’s results of operations.

In addition, any significant appreciation of the Canadian dollar relative to the U.S. dollar presents an additional challenge to the Company as its customers are motivated to cross-border shop, which may have an adverse impact on the Company’s results of operations.

The Company is exposed to counterparty credit risk which could adversely affect its results of operations.

Credit risk refers to the possibility that the Company can suffer financial losses due to the failure of counterparties to meet their payment obligations to the Company. Exposure to credit risk exists for derivative instruments, cash and cash equivalents, short- term investments, accounts receivable and investments included in other long-term assets. Cash and cash equivalents, accounts receivable, derivative financial assets, and other long-term assets of $605.8 million as at February 1, 2014 (February 2, 2013: $317.7 million) expose the Company to credit risk should the borrower default on maturity of the investment.

Although the Company seeks to manage this exposure through policies that require borrowers to have a minimum credit rating of A, and limiting investments with individual borrowers at maximum levels based on credit rating, there can be no assurance that the Company will be able to successfully manage its credit risk.

The Company invests its surplus cash in investment grade, short-term money market instruments, the return on which depends upon interest rates and the credit worthiness of the issuer. The Company attempts to mitigate credit risk resulting from the possibility that an issuer may default on repayment by requiring that issuers have a minimum credit rating and limiting exposures to individual borrowers.

Expenses associated with the Company’s retirement benefit plans may fluctuate significantly depending on changes in actuarial assumptions, future market performance of plan assets, and other events outside of the Company’s control and adversely affect the Company’s results of operations.

The Company currently maintains a defined benefit registered pension plan, a non-registered supplemental savings arrangement and a defined benefit non-pension retirement plan, which provides life insurance, medical and dental benefits to eligible retired associates through a health and welfare trust. The defined benefit plan continues to accrue benefits related to future compensation increases although no further service credit is earned. In addition, the Company no longer provides medical, dental and life insurance benefits at retirement for associates who had not achieved the eligibility criteria for these non- pension retirement benefits as at December 31, 2008.

There is no assurance that the Company’s retirement benefit plans will be able to earn the assumed rate of return. New regulations and market driven changes may result in changes in the discount rates and other variables which would result in the Company being required to make contributions in the future that differ significantly from the estimates.

Management is required to use assumptions to account for the plans in conformity with IFRS. However, actual future experience will differ from these assumptions giving rise to actuarial gains or losses. In any year, actual experience differing from the assumptions may be material. Plan assets consist primarily of cash, alternative investments, marketable equity and fixed income securities. The value of the marketable equity and fixed income investments will fluctuate due to changes in market prices. Plan obligations and annual pension expense are determined by independent actuaries and through the use of a number of assumptions.

Although the Company believes that the assumptions used in the actuarial valuation process are reasonable, there remains a degree of risk and uncertainty which may cause results to differ materially from expectations. Significant assumptions in measuring the benefit obligations and pension plan costs include the discount rate and the rate of compensation increase. See Note 20.4 “Pension assumptions” of the Notes to the Consolidated Financial Statements for more information on the weighted-average actuarial assumptions for the plans.

The Company is exposed to interest rate risk which could adversely affect its results of operations.

Interest rate risk reflects the sensitivity of the Company’s financial condition to movements in interest rates. Financial assets and liabilities which do not bear interest or bear interest at fixed rates are classified as non-interest rate sensitive. Cash and cash equivalents and borrowings under the Company’s $800.0 million Credit Facility are subject to interest rate risk. The total outstanding balance subject to interest rate risk as at February 1, 2014 was a net asset of $515.1 million (February 2, 2013: $239.8 million). An increase or decrease in interest rates of 25 basis points would cause an after-tax impact on net earnings of $0.9 million.

Certain factors, including changes in market conditions and our credit ratings, may limit our access to capital markets and other financing sources, which could materially increase our borrowing costs.

In addition to credit terms from vendors, our liquidity needs are funded by our operating cash flows and, to the extent necessary, borrowings under our credit agreements and access to capital markets. The availability of financing depends on numerous factors, including economic and market conditions, our operating performance, our credit ratings, and lenders’ assessments of our prospects and the prospects of the retail industry in general. Changes in these factors may affect our cost of financing, liquidity and our ability to access financing sources. Rating agencies revise their ratings for the companies that they follow from time to time and our ratings may be revised or withdrawn in their entirety at any time.

While the Credit Facility currently provides for up to $800.0 million of lender commitments, availability under the Credit Facility is determined pursuant to a borrowing base formula based on eligible assets consisting of inventory and credit card receivables and may be reduced by reserves, as estimated by the Company, which may be applied by the lenders at their discretion pursuant to the Credit Facility agreement. If the value of eligible assets are not sufficient to support borrowings of up to the full amount of the commitments under the facility, the Company will not have full access to the facility, but rather could have access to a lesser amount as determined by the borrowing base and reserve estimates.

The lenders under our Credit Facility may not be able to meet their commitments if they experience shortages of capital and liquidity and there can be no assurance that our ability to otherwise access the credit markets will not be adversely affected by changes in the financial markets and the global economy.

The Company faces risks associated with impairment of goodwill and other assets.

The Company’s goodwill, intangible assets and long-lived assets, primarily consisting of stores and joint arrangements, are subject to periodic testing for impairment. A significant amount of judgment is involved in the periodic testing. Failure to achieve sufficient levels of cash flow within each of the Company’s cash generating units or specific operating units could result in impairment charges for goodwill and intangible assets or fixed asset impairment for long-lived assets, which could have a material adverse effect on the Company’s reported results of operations.

Risks Relating to the Company’s Relationship with Sears Holdings

The Company may lose rights to some intellectual property if Sears Holdings’ equity ownership in the Company falls below specified thresholds.

The Company relies on its right to use the “Sears” name, including as part of the Company’s corporate and commercial name, which the Company considers a significant and valuable aspect of its business. The Company’s right to use the “Sears” name and certain other brand names was granted pursuant to a license agreement with Sears Holdings.

The Company’s license to use the “Sears” name and certain brand names may be terminated if Sears Holdings’ indirect ownership interest in the Company is reduced to less than 25%. In addition, the Company’s license to use the “Sears” name may also terminate upon the occurrence of certain bankruptcy events. Losing the Company’s right to use these intellectual properties could significantly diminish the Company’s competitiveness and could materially harm its business. If the license agreement is terminated, the Company would attempt to renegotiate the license agreement although the terms of any renegotiated license agreement would likely be less favorable to the Company.

Some of the Company’s directors and executive officers may have conflicts of interest because of their ownership of Sears Holdings common stock.

Some of our directors and executive officers may own Sears Holdings common stock. Ownership of Sears Holdings common stock by our directors and/or officers could create, or appear to create, conflicts of interest with respect to matters involving both the Company and Sears Holdings.

Risks Relating to Our Common Shares

As long as Sears Holdings controls the Company, a shareholder’s ability to influence matters requiring shareholder approval will be limited.

As of the date hereof, Sears Holdings controls approximately 51% of the Company’s voting power and ESL controls approximately 28% of the Company's voting power. Pursuant to a filing made with the SEC on December 3, 2013, ESL controls approximately 48% of Sears Holdings. So long as Sears Holdings controls a majority of the Company’s outstanding common shares, Sears Holdings will have the ability to control the election of the board of directors and the outcome of certain shareholder votes.

Accordingly, Sears Holdings will continue to have the ability to exercise control over certain actions to be taken or approved by the Company’s directors and shareholders, including with respect to certain mergers or business combinations or dispositions of all or substantially all of the Company’s assets. Sears Holdings' voting control may discourage transactions involving a change of control of the Company, including transactions in which a shareholder might otherwise receive a premium for his/her shares over the then-current market price. Subject to certain limits, Sears Holdings is also not prohibited from selling a controlling interest in the Company to a third party and may do so without shareholder approval and, subject to applicable laws, without providing for a purchase of a shareholder’s common shares.

Sears Holdings' interests may be different than a shareholder’s interests and Sears Holdings may have investments in other companies that may compete with the Company, and may have interests from time to time that diverge from the interests of shareholders, particularly with regard to new investment opportunities.

In addition, conflicts of interest may arise between Sears Holdings and the Company, including corporate opportunities, potential acquisitions or transactions, as well as other matters. The Company may be adversely affected by any conflicts of interest between Sears Holdings and the Company.

Furthermore, Sears Holdings does not owe the Company or the Company’s shareholders any fiduciary duties under Canadian law.